06015120

7/0

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Paragon Group of Companies PLC

*CURRENT ADDRESS St. Catherine's Court
Herbert Road
Solihull
West Midlands
B91 3QE
United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 14 2006 E
THOMSON
FINANCIAL

FILE NO. 82- 34991 FISCAL YEAR 9/30/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: GBS
DAT : 7/13/06

paragon

The Paragon Group of Companies PLC

82-34991

ARIS

9-30-05

Annual Report & Accounts 2005



Contents

Financial highlights

8.2%

Increase in profit before tax
to £76.8 million (2004: £71.0 million)

11.0%

Growth in earnings per share
to 53.3p (2004: 48.0p)

31.3%

Increase in dividend for full year to
12.6p (2004: 9.6p)

9.7%

Increase in total loan assets to
£6,528.7 million (2004: £5,950.9 million)

	2005 £m	2004 £m	2003 £m	2002 £m	2001 £m
Profit before taxation	76.8	71.0	51.9	46.0	41.1
Profit after taxation	60.7	54.7	40.3	36.6	32.9
Total loan assets	6,528.7	5,950.9	5,287.1	2,521.3	2,149.2
Shareholders' funds	308.0	268.4	225.3	200.8	169.0

	2005	2004	2003	2002	2001
Earnings per share - basic	53.3p	48.0p	35.5p	32.1p	29.0p
- diluted	51.1p	46.2p	34.8p	31.4p	28.3p
Dividend per ordinary share	12.6p	9.6p	6.3p	5.1p	4.2p

Total loan assets includes Loans to Customers shown on the face of the balance sheet and similar assets subject to non-recourse finance arrangements (see note 16).

Chairman's statement

The Group has performed strongly in 2005, despite a more difficult trading environment, producing growth in profits and loan assets and further strengthening our franchise in our key lending market.

Excluding the credit to profit and loss account for goodwill, operating profit increased by 10.5% to £72.7 million (2004: £65.8 million) (note 8). Profit before tax increased by 8.2% to £76.8 million for the year, compared with £71.0 million for the previous year. Earnings per share increased by 11.0% to 53.3p from 48.0p.

The Board has declared an increased final dividend of 7.4p per share which, when added to the interim dividend of 5.2p paid on 29 July, gives a total dividend of 12.6p per share for the year, an increase of 31.3% over last year. This is consistent with the policy set out in our interim report, to accelerate payments towards a market level of dividend cover. Subject to approval at the Annual General Meeting on 9 February 2006, the dividend will be paid on 13 February 2006, by reference to a record date of 13 January 2006.

Business review and strategy

The Group's multi-brand strategy has delivered well-defined propositions within the buy-to-let market. Paragon Mortgages, with its focus on larger scale professional investors, has continued to market to its existing customer base and its network of individual specialist intermediaries. Product developments and individual service for large scale landlords, who own, on average, twelve properties have maintained strong customer support, such that repeat applications from existing customers still deliver around 70% of new business. The Mortgage Trust brand has been developed further over the year. Its focus on smaller scale private investors, who across the portfolio own, on average, seven properties, has allowed greater utilisation of credit technology, together with cost-effective processing and administration. Of particular note has been the delivery of additional intermediary distribution.

This strategy has allowed the Group's buy-to-let business to move forward on a broad front, without compromising lending standards, at a time when many lenders have seen a reduction in volumes because of lower levels of market activity generally and provides a strong base for further development in the future.

The case for investing in residential property remains sound, as uncertainty in the general housing market has been beneficial to the private rented sector in a number of respects. Survey data confirms the strength of tenant demand for private rented property. This has allowed landlords to improve rents, which in turn has resulted in an increase in yields. At the same time, competition for property has reduced, providing landlords with the opportunity to secure good deals on new purchases, again benefiting yields.

Survey evidence continues to suggest that landlords are taking a long-term view of their investments, rather than seeking to crystallise accrued gains. In our own buy-to-let portfolio, we have seen little evidence of increased selling activity. Indeed, compared to the previous year, redemption rates have fallen. Overall, the prospects for the buy-to-let market remain sound and demand for private rented property is expected to rise, assisted by the record number of students in higher education and the number of people migrating to the UK. The eligibility of residential property for Self-Invested Personal Pensions ("SIPPs") from 2006 may also have a positive effect on demand and we are well positioned to benefit from any activity in this regard through our joint venture with James Hay, the UK's leading SIPPs administrator.

Capital management

The Board reviews, periodically, the appropriate level of capital to support its current loan portfolios and to ensure that its business plans can be met. The Board has regard to a number of factors, including the capital needed to support planned business generation over the medium term, the risk characteristics of the portfolio and the capital being returned to the Group from organic cash generation.

As a result of such a review in 2002, the Board decided to increase dividends progressively ahead of earnings growth in order to reduce dividend cover to market level over the medium term. Since that time, dividends have increased annually at roughly double the rate of earnings growth.

Whilst our new business generation targets remain stretching, the Group's portfolio continues to generate capital. We have also reduced the portfolio's risk profile by our disciplined restructuring of the portfolio from unsecured towards secured lending, which is less demanding of the Group's capital. Consumer loans, as a proportion of the portfolio, have been reducing year on year, from 36% in 2002 to 13.4% as at 30 September 2005. Within this, the unsecured personal loan book has been declining in absolute terms since the product was withdrawn and as loans have redeemed, from £319.9 million at 30 September 2002 to £180.0 million at 30 September 2005, representing 2.8% of the total loan book.

As a result, we announced at the half year that surplus capital was available for distribution to shareholders. In addition to increasing the dividend for the year by 31.3%, almost three times growth in earnings per share, thus accelerating the Group's progress towards the objective of achieving a market level of dividend cover within two years, the Company has also repurchased 1,790,000 shares at an average price of £4.64 per share and a total cost of £8.3 million as part of a £20 million repurchase programme. This programme is ongoing and the Board will keep under review the appropriate cost of capital to support the Group's business activities.

International Financial Reporting Standards ("IFRS")

The results for the year ended 30 September 2005 are the last to be prepared under UK Generally Accepted Accounting Principles. The Board expects to provide a comparative report to shareholders setting out the impact of the introduction of IFRS on the 2005 results in advance of the 2006 interim results, which will be prepared under IFRS.

Outlook

The fundamentals of the buy-to-let market remain strong, with increased rental demand translating into higher rents which, given more stable property prices should result in improving yields. As a consequence, landlords are continuing to take a long-term view of their property investments and we expect activity levels to improve as landlords take advantage of the increased rental demand by expanding their portfolios.

The development of the Paragon Mortgages and Mortgage Trust brands will continue, aimed at providing a broad range of products and services to landlords, thereby ensuring that the Group is well placed to benefit from the long-term development of this market.

Staff

The excellent progress we have made during the year would not have been achieved without the hard work and dedication of our staff and my fellow directors. I thank them all for their efforts.

Jonathan P L Perry
Chairman

23 November 2005

Chief Executive's review

During the year ended 30 September 2005 the Group advanced strongly, with profit before tax increasing by 8.2% to £76.8 million for the year, compared with £71.0 million for the previous year.

Total loan assets at 30 September 2005 increased by 9.7% to £6,528.7 million from £5,950.9 million at 30 September 2004. Of these, £6,165.6 million, or 94.4%, were secured on residential property, providing a base of high quality assets. Total advances by the Group during the year were £2,025.6 million, compared with £2,124.3 million in the previous year, the reduction being due to more subdued consumer lending. Buy-to-let lending volumes remained firm, despite the general housing market slowdown and were significantly higher in the second half of the financial year, up 64.2% from the first half.

Net interest income increased by 20.2% to £96.9 million from £80.6 million, reflecting the growth in the loan book, reductions in funding costs and a reduced charge for commissions paid in respect of new business generation. The reduction in other operating income, from £40.2 million to £35.9 million, reflects the impact of reduced activity on commissions earned, particularly for the consumer finance division.

Operating expenses, excluding the impact of the goodwill credit of £4.1 million, were £44.2 million compared with £43.9 million (excluding the goodwill credit of £5.2 million) for 2004 despite an increase in pension costs and costs from share based payments, totalling £3.3 million during the year. The reduction in the cost:income ratio to 33.3% (2004: 36.3%) (note 7) reflects the beneficial impact of operational efficiencies introduced in 2004 and the continuing emphasis by management on cost efficiency throughout the Group's operations.



The Group has maintained its focus on growing its secured lending, principally of high quality buy-to-let assets whilst reducing exposure to unsecured consumer lending. The number of accounts in arrears across the portfolios was lower at 30 September 2005 than a year previously, both numerically and as a percentage of live accounts. The performance of the buy-to-let book remains exemplary, but the impact of increased interest rates on the payment performance of the consumer portfolios was the principal reason for an increase in the charge for provisions for losses to £15.9 million for the year (2004: £11.1 million).

After providing for corporation tax at a charge rate of 21% and for the dividend in respect of the year, profits of £46.3 million have been transferred to shareholders' funds, which were £308.0 million at 30 September 2005 (2004: £268.4 million).

First Mortgages

Total first mortgage lending by the Group was £1,675.7 million for the year, of which £1,667.8 million was buy-to-let (2004: £1,637.3 million), an increase of 1.9%, evidencing the strong recovery in volumes during the second half of the year following a weaker performance during the first half. The small value of owner-occupied loan advances relates to the provision of further advances to existing customers, however this is not a sector being actively targeted.

Housing market activity has been cooler in 2005 than in 2004 as a consequence of increased interest rates and general concerns over value and affordability. The rate of house price growth slowed during the year, with evidence still suggesting that house prices are heading for a soft landing. Recent improvements in housing activity point to a more stable market.

Buy-to-let loans

Paragon's strategy in the buy-to-let sector is to offer a broad range of products and services meeting the needs of professional and private investors in residential rental property. The products are offered through Paragon Mortgages and Mortgage Trust.

The buy-to-let portfolio grew strongly to £5,031.6 million (2004: £4,064.1 million), an increase of 23.8%. The new business pipeline at 30 September 2005 was significantly higher than that at the half year, providing a strong level of completions at the start of the new financial year, with advances in October 2005 significantly ahead of October 2004. The new business pipeline was also greater at the end of October 2005 than a year previously.

Owner-occupied loans

The owner-occupied portfolio declined, as expected, to £622.2 million from £952.2 million at 30 September 2004 and continued to perform in line with expectations.



Consumer Finance

Weaker consumer activity in the past twelve months has had an impact on consumer lending across the market and this weakness is likely to continue into the new financial year. In the light of this environment, we remain cautious in our credit policy to ensure the maintenance of high quality lending. In particular, no unsecured personal loans are now offered and the only loans made by the Group which are not secured on residential property are the car and retail instalment credit advances made by the Sales Aid Finance division. As a consequence, consumer finance lending activity has been lower this year. Aggregate loan advances were £349.9 million during the year, compared with £450.0 million in the previous year. As at 30 September 2005 the Consumer Finance book, comprising secured and unsecured personal loans and sales aid finance, was reduced to £874.9 million (2004: £934.6 million).

Paragon Personal Finance

During the course of the year, higher interest rates impacted on the appetite of consumers for further borrowing. In addition the revisions to the Consumer Credit Act and the introduction of regulation over insurance business, which we reported at the half year had adversely affected volumes as introducers changed systems and working practices to ensure compliance. The effect of these, combined with the tightening of our credit criteria in anticipation of the changing economic environment, has been to depress volumes. Secured personal finance advances by the Group were £233.1 million during the year, compared with £305.4 million for the previous year. Despite the reduced activity, the secured book increased slightly by the year end to £511.8 million (2004: £507.1 million).

Looking forward, we expect trading conditions to remain competitive in the more subdued market environment. Against this background we shall continue our cautious credit stance whilst developing products to maintain Paragon's presence in the broker market. In addition we shall seek new distribution sources for our products over the course of the coming year.



Sales Aid Finance

The performance of the sales aid business was in line with our expectations, with new business volumes originated by the division decreasing to £116.7 million (2004: £144.2 million).

Substantial progress has been made during the year in refocusing the car and retail finance businesses to improve profitability. New business initiatives and product developments have been instrumental in the development of new sources of distribution and the integration of overlapping administration functions that has led to improvements in cost efficiency.

Funding

The Group continued to be an active issuer in the capital markets during the period. In October 2004, the Group completed a £1.0 billion securitisation by Paragon Mortgages (No. 8) PLC; in December 2004 a £300 million securitisation of secured consumer loans was completed by Paragon Secured Finance (No. 1) PLC; in May 2005, a £450 million securitisation of secured and unsecured consumer loans was completed by Paragon Personal and Auto Finance (No. 3) PLC; in July 2005 a £700 million securitisation was completed by Paragon Mortgages (No. 9) PLC; and, in November 2005, a £1.0 billion securitisation was completed by Paragon Mortgages (No. 10) PLC.

Funding through securitisation continues to be attractive for the Group, with demand for the notes issued through the Paragon securitisation programme remaining high. This strong demand has had a beneficial impact on funding costs, with the average coupon on Paragon Mortgages (No. 10) PLC being the lowest yet in the Paragon programme.

In April 2005 the Group issued £120 million 7% Callable Subordinated Notes due 2017. This inaugural transaction provides long-term capital at attractive pricing and improves the flexibility available to the Group in its capital management.

Nigel S Terrington
Chief Executive

23 November 2005

Board of Directors


1
2
3
4
5
6
7
8
9

1. Jonathan P L Perry – Chairman

Age 66

Jonathan Perry joined the Group as a non-executive director in June 1991 and was appointed Chairman in January 1992. He is a Chartered Accountant and between 1997 and 1999 he was Vice-Chairman, Investment Banking Division, HSBC Investment Bank plc. Previously he was a Director of Morgan Grenfell & Co Limited for 15 years.

2. Nigel S Terrington – Chief Executive

Age 45

Nigel Terrington joined the Group in 1987 and became Chief Executive in June 1995, having held the positions of Treasurer and Finance Director. Prior to Paragon, he worked in investment banking. He is a Board member of the Finance and Leasing Association and is also Vice-Chairman of the FLA Consumer Finance division. He previously held the position of Chairman of the Intermediary Mortgage Lenders Association and was also a member of the Executive Committee of the Council of Mortgage Lenders.

3. Nicholas Keen – Finance Director

Age 47

Nicholas Keen joined the Group in May 1991 and became Finance Director in June 1995 having previously held the position of Treasurer. Prior to joining the Group he worked in Corporate Banking, Treasury and Capital Markets. He is Chairman of the Paragon Credit Committee.

4. John A Heron – Director of Mortgages

Age 46

John Heron joined the Group in January 1986. He was appointed as Marketing Director in 1990 and in 1994 played a pivotal role in re-establishing the Group's mortgage lending operations as Managing Director of Paragon Mortgages. As Director of Mortgages, he is responsible for both Paragon Mortgages and Mortgage Trust. He is a Fellow of the Chartered Institute of Bankers and a member of the Executive Committee of the Council of Mortgage Lenders.

5. Pawan Pandya – Chief Operating Officer

Age 41

Pawan Pandya joined the Group in December 1988. He was appointed as Chief Operating Officer in July 2002, responsible for all operational and IT areas of the Group. Prior to joining Paragon, he worked in foreign exchange, credit risk management, marketing and corporate finance.

6. David M M Beever – Non-Executive Director

Age 64

David Beever joined Paragon as a non-executive director in August 2003. He is Chairman of KPMG Corporate Finance, Vice-Chairman of London & Continental Railways Ltd and a non-executive director of JJB Sports plc and Volex Group plc. He was previously a Vice-Chairman of SG Warburg & Co Ltd. He is the Senior Independent Non-Executive Director.

7. Robert G Dench – Non-Executive Director

Age 55

Robert Dench joined Paragon as a non-executive director in September 2004. He previously held various senior positions with Barclays, where, following a number of overseas appointments, he returned to the UK and served on the boards of Barclays' Retail Financial Services and Private Client businesses. He is also a non-executive director of AXA UK plc and of Clipper Ventures plc.

8. Gavin A F Lickley – Non-Executive Director

Age 59

Gavin Lickley joined Paragon as a non-executive director in October 2002. He retired from the Board of the Investment Banking Division of Deutsche Bank AG in April 2000, having previously been Head of the Banking Division and Chairman of Morgan Grenfell & Co Limited. He is a Chartered Accountant and is Chairman of the Paragon Remuneration Committee.

9. Christopher D Newell – Non-Executive Director

Age 45

Christopher Newell has been a director of Altium Capital Limited since 1990. He is also a director of Artemis Investment Management Limited. He is a Chartered Accountant and joined the Board of Paragon as a non-executive director in November 2001. He is Chairman of the Paragon Audit and Compliance Committee.

Directors' report

The directors submit their Report and the Accounts for the year ended 30 September 2005 which were approved by the Board on 23 November 2005.

Principal activity

The Company is a holding company co-ordinating the activities of its subsidiary companies. The principal activities of the Group continue to be the operation of its first mortgage and consumer finance businesses.

Results and dividends

The results for the year are shown in the Consolidated Profit and Loss Account on page 34. The Chairman's Statement and the Chief Executive's Review on pages 4 to 9 contain a review of the Group's business during the financial year, its current position and future prospects.

The directors recommend a final dividend of 7.4p per share (2004: 5.7p per share) which, together with the interim dividend of 5.2p per share (2004: 3.9p per share) paid on 29 July 2005, makes a total of 12.6p per share (2004: 9.6p per share). After dividends, retained profits of £46.3 million (2004: £43.7 million) have been transferred to reserves.

Details of events taking place after the balance sheet date are given in note 36.

Directors

The interests of the directors at the year end in the share capital of the Company, all beneficially held, are shown below.

	AT 30 SEPTEMBER 2005 ORDINARY SHARES OF 10P EACH	AT 30 SEPTEMBER 2004 ORDINARY SHARES OF 10P EACH
JP L Perry	309,579	309,579
N S Terrington	113,205	99,219
N Keen	44,116	44,116
J A Heron	5,600	5,600
P Pandya	-	-
D M M Beever*	10,000	10,000
R G Dench*	20,000	-
G A F Lickley*	30,000	30,000
C D Newell*	20,000	20,000

* Non-executive directors.

In addition, certain directors had interests in the share capital of the Company by virtue of options granted under the Company's executive share option schemes and awards under the Paragon Performance Share Plan and the Deferred Bonus Scheme, details of which are given in the Report of the Board to the Shareholders on Directors' Remuneration on pages 18 to 26.

There have been no changes in the directors' interests in the share capital of the Company since 30 September 2005.

The directors have no interests in the shares or debentures of the Company's subsidiary companies.

In accordance with the Articles of Association, Mr N S Terrington, Mr J A Heron and Mr G A F Lickley will retire and, being eligible, will offer themselves for re-appointment at the forthcoming Annual General Meeting. None of these directors has a service contract with the Company requiring more than 12 months' notice of termination to be given.

None of the directors had, either during or at the end of the year, any material interest in any contract of significance with the Company or its subsidiaries.

Purchase of own shares

During the year ended 30 September 2005 the Company has, as part of a £20 million repurchase programme, repurchased 1,790,000 shares having an aggregate nominal value of £179,000 at a cost of £8.3 million. These shares represent 1.5% of the issued share capital of the Company (excluding treasury shares). All of these shares were held as at 30 September 2005 as treasury shares and this holding represents the maximum number of its own shares held by the Company at any time during the past year. The reasons for the repurchase programme are as set out in the Stock Exchange announcement made by the Company on 25 May 2005.

Substantial shareholdings

As at 31 October 2005, being a date not more than one month before the date of the notice convening the forthcoming Annual General Meeting, the Company had been notified of the following interests of more than 3% in the nominal value of the ordinary share capital of the Company:

	ORDINARY SHARES	%HELD
Barclays Global Investors	14,659,832	12.14%
Merrill Lynch Investment Managers	8,325,068	6.89%
J P Morgan Fleming Asset Management	7,481,070	6.19%
Columbia Wanger Asset Management	6,260,000	5.18%
The Paragon Group of Companies PLC ESOP scheme	5,994,552	4.96%
Morley Fund Management	5,934,727	4.91%
M & G Investment Management	5,738,697	4.75%
Schroder Investment Management	4,919,994	4.07%
Legal & General Investment Management	3,997,330	3.31%
Standard Life Investments	3,985,984	3.30%

Corporate social responsibility

The Group presents its policies in relation to corporate social responsibility and issues such as community involvement, the fair and equal treatment of staff, employment of disabled persons, employee participation, health and safety, commitment to diversity and the environment in the Corporate Social Responsibility Report on pages 16 and 17.

Charitable contributions

Contributions to charitable institutions in the United Kingdom amounted to £111,833 (2004: £79,547). Information on the Group's charitable activities is given in the Corporate Social Responsibility Report on pages 16 and 17.

Close company status

So far as the directors are aware, the Company is not a close company for taxation purposes.

Creditor payment policy

The Company agrees terms and conditions with its suppliers. Payment is then made on the terms agreed, subject to the appropriate terms and conditions being met by the supplier.

The trade creditor days figure has not been stated as the measure is not appropriate to the business.

Auditors

A resolution for the re-appointment of Deloitte & Touche LLP as the auditors of the Company is to be proposed at the forthcoming Annual General Meeting.

Details of resolutions to be proposed as special business at the Annual General Meeting

Resolution 6

Section 80 of the Companies Act 1985 states that the directors may not exercise a company's power to allot its unissued shares unless given authority to do so by resolution of the shareholders in general meeting.

The present authority of the directors to allot the unissued ordinary share capital of the Company was granted at the previous Annual General Meeting on 9 February 2005 and will expire at the end of the forthcoming Annual General Meeting. Resolution 6 seeks to renew, for a further year, the present authority of the directors to allot ordinary shares up to an aggregate nominal value of £4,171,100 representing approximately 35.1% of the Company's issued capital, excluding treasury shares, at 31 October 2005 and being one third of issued capital, excluding treasury shares, plus shares issuable under option. At 31 October 2005 the Group held 1,790,000 treasury shares, representing 1.5% of the Company's issued capital, excluding treasury shares, at 31 October 2005. The directors have no present intention of exercising this authority, which will expire at the conclusion of the following Annual General Meeting.

Resolution 7 and 8

The Remuneration Committee has recently carried out a review of remuneration arrangements for senior executives of the Company.

Particular aspects of the existing remuneration arrangements attracted comment from some institutional investors last year. These were:

- the ability to award 'free' bonus-linked matching shares which are subject to no performance conditions;
- the ability to retest performance and the lack of a sliding vesting scale for share option grants (as all options became exercisable for achieving median total shareholder return ("TSR") performance).

As a result, the Committee is proposing revised arrangements which will address these points as well as reflecting current market practice (for example, share options will no longer form part of the 'normal' on-going incentive arrangements) and the need to incentivise and reward Company executives more effectively. As part of this revised policy, shareholder approval will be sought to amend aspects of the Paragon Performance Share Plan (approved by shareholders at the 2003 Annual General Meeting) and to introduce a new Matching Share Plan.

The Paragon 2000 Executive Share Option Scheme ("Option Scheme") will be retained but grants of share options will only be made in exceptional circumstances, principally if required for recruitment or acute retention situations. The Committee currently has no intention to make any such grants under the Option Scheme.

Proposed amendments to the Performance Share Plan ("PSP")

Award levels

Currently the PSP has a 'normal' annual award limit of 100% of salary and an exceptional annual award limit of 200% of salary. As the Option Scheme is no longer to be used, it is proposed that the PSP has a sole annual award limit of 200% of salary (with no higher exceptional limit facility).

Frequency of awards

Currently PSP awards are made semi-annually. It is proposed that future awards are made quarterly to reduce the volatility of performance measurements that result from TSR measurements starting from only two points in a financial year.

Performance conditions

Currently PSP awards are subject solely to a TSR performance condition. In future, the Committee believes that PSP awards should be subject half to a TSR performance condition and half to an earnings per share measure. This should provide a balance of internal and external measures to incentivise and reward executives more effectively, whilst also recognising the concerns of institutional investors.

The proposed new performance conditions for the PSP are the same as those set out in the summary of the principal terms of the Matching Share Plan which are being distributed to shareholders with this report.

Matching Share Plan ("MSP")

A summary of the principal terms of the MSP is being distributed to shareholders with this report.

The Remuneration Committee is satisfied that these proposals will ensure that executives' remuneration will be better aligned with shareholders' interests.

Resolution 9

The Company has established two employee benefit trusts for the benefit of employees (including Directors) and former employees (and their dependants) of the Paragon Group. The Company currently operates the trusts so that no more than 5% of the issued share capital of the Company can be held by the trusts in aggregate at any time. It is proposed that this aggregate limit (for shares held by the trusts or any other employee benefit trust establish by a Paragon Group company) should be increased to 7.5% of the issued share capital of the Company.

The increased limit is needed as the 5% limit has been reached and the Company wishes to continue to source shares for its long-term incentive plans through market purchases rather than newly issuing them.

Resolution 10

Under Section 89 of the Companies Act 1985, any shares allotted wholly in cash must be offered to existing shareholders in proportion to their holdings, but this requirement may be modified by the authority of a special resolution of the shareholders in general meeting.

The authority given at the previous Annual General Meeting will expire at the end of this year's Annual General Meeting and Resolution 10 seeks to renew it. The resolution authorises the directors to allot shares for cash, other than to existing shareholders in proportion to their holdings, up to an aggregate nominal value of £594,900, representing approximately 5% of the Company's issued share capital, excluding treasury shares, at 31 October 2005.

Resolution 11

This resolution, which is being proposed as a Special Resolution, will enable the Company to purchase, in the market, up to a maximum of 11.9 million of the Company's ordinary shares (approximately 10% of the issued share capital, excluding treasury shares, at 31 October 2005) for cancellation or to be held in treasury at a minimum price of 10p per share and a maximum price of not more than 105% of the average middle market quotation for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately prior to purchase.

During the year ended 30 September 2005 the Company has, as part of a £20 million repurchase programme, repurchased 1,790,000 shares at a total cost of £8.3 million. The Directors intend to continue with this programme. Any purchases made by the Company will be announced no later than 7.30 a.m. on the business day following the transaction.

Resolution 12

The law governing the extent to which the Company may indemnify and insure directors of the Company or directors of an associated company, previously set out in section 310 of the Companies Act 1985, was amended as of 6 April 2005 by section 19 of the Companies (Audit, Investigations and Community Enterprise) Act 2004 (the "2004 Act"). From 6 April 2005, the Company is permitted to indemnify its directors in respect of liabilities (including legal costs) incurred by them in proceedings brought against them by third parties. However, amongst other things, the indemnity cannot cover liabilities incurred by a director to the Company or any associated company; fines imposed in criminal proceedings and penalties imposed by regulatory authorities; costs incurred in criminal proceedings where the director is convicted or civil proceedings brought by the Company or an associated company where judgment is given against him or her; or costs incurred in proceedings for relief where the court refuses to grant relief.

Article 146 of the current Articles of Association already indemnifies the directors of the Company to the extent permitted by law prior to 6 April 2005. Except in respect of auditors (see below), the existing wording of Article 146 is retained in sub-paragraph (ii) of the revised Article 146 proposed by Resolution 12. In addition to this, however, Resolution 12 proposes to insert the new sub-paragraph (i) to Article 146, which empowers (but does not require) the Company to indemnify directors of the Company to the extent now permissible under the Companies Act 1985.

The other amendment to Article 146 proposed by Resolution 12 is that, whereas the existing Article 146 also provides for the indemnification of the Company's auditors, the revised Article 146 no longer contains such an indemnity. It should be noted, however, that it continues to be lawful, following the changes introduced by the 2004 Act, for the Company to indemnify its auditors against liabilities incurred by them and that, accordingly, where considered appropriate, the Company may from time to time enter into such an indemnity with its auditors.

In addition to the amendments to Article 146, Resolution 12 also proposes a related amendment to Article 102 of the current Articles of Association, which sets out the circumstances in which directors are entitled to be paid their expenses by the Company. The effect of this amendment is to add an express reference to the Company's ability, also introduced by the 2004 Act, to advance funds to a director to cover the costs incurred in defending legal proceedings against him or her.

Approved by the Board of Directors and signed on behalf of the Board.

John G Gemmell
Company Secretary

23 November 2005

Corporate social responsibility

The Group believes that the long-term interests of shareholders, employees and customers are best served by acting in a socially responsible manner. As such the Group ensures that a high standard of corporate governance is maintained.

Training and development

The Group has been accredited under the 'Investors in People' scheme since 1997. This demonstrates the Group's commitment to the training and development of employees. The staff appraisal system used by the Group is designed to assist employees in developing their careers within the Group and to identify and provide appropriate training opportunities. The Group's corporate training and development strategy focuses on providing opportunities to develop all of its staff and is central to achievement of the Group's business objectives.

Equality and diversity

The Group is committed to providing a working environment in which employees feel valued and respected and are able to contribute to the success of the business, and to employing a workforce that recognises the diversity of customers. Employees are requested to co-operate with the Group's efforts to ensure the policy is implemented in full.

The Group's aim is that its employees should be able to work in an environment free from discrimination, harassment and bullying and that employees, job applicants, customers, retailers, business introducers and suppliers should be treated fairly regardless of:

- race, colour, nationality, ethnic origins or community background
- gender, sexual orientation, marital or family status
- religious or political beliefs or affiliations
- disability, impairment or age
- real or suspected infection with HIV/AIDS
- membership of a trade union

and that they should not be disadvantaged by conditions or requirements that are unjust or unfair.

Composition of the workforce is reviewed on an annual basis and employee satisfaction with equality of opportunity is monitored as part of the regular employee feedback surveys. Human Resources policies are kept under regular review to ensure that they are non-discriminatory and promote equality of opportunity. In particular, recruitment, selection, promotion, training and development policies and practices are monitored to ensure that all employees have the opportunity to train and develop according to their abilities.

Employees' involvement

The directors recognise the benefit of keeping employees informed of the progress of the business. The Group sponsors a Staff Forum, attended by elected staff representatives from each area of the business, which exists primarily to facilitate communication and dissemination of information throughout the Group and provides a means by which the employees can be consulted on matters affecting them.

Employees are provided with regular information on the performance and plans of the Group, and the financial and economic factors affecting it, through both information circulars and management presentations.

The Company operates a Sharesave share option scheme and a profit sharing scheme, both of which enable employees to benefit from the performance of the business.

The directors encourage the involvement of employees at all levels by the staff appraisal process and through communication between directors, team leaders and teams.

Environmental policy

The Group complies with all applicable laws and regulations relating to the environment and operates a Green Charter, implemented by:

- Ensuring all buildings occupied by the Group are managed efficiently by the facilities team and building surveyors, for example:
  - using low energy lightbulbs where appropriate
  - maintaining building temperatures within CIBSE guidelines
  - using light controls to reduce lighting in unoccupied areas
  - ensuring energy audits are carried out as part of condition surveys
- Providing facilities and negotiating contracts to enable staff to re-cycle used products such as waste paper, toner cartridges, etc.
- Controlling business travel and providing opportunities for staff to travel to work in various ways.
- Displaying a Paragon Green Charter at all sites to encourage staff to be environmentally friendly at all times.

Health and Safety

The office environment is managed so as to comply with the requirements of the Health and Safety at Work Act 1974, Workplace Health, Safety and Welfare Regulations 1992, COSHH Regulations 1988, Disability Discrimination Act 1995, Fire Precautions (Workplace) Regulations 1997 and the Control of Asbestos at Work Regulations 2002.

Appropriate procedures have been established to monitor and maintain the Group's Health and Safety standards. Monitoring is undertaken internally and by external consultants and training is organised for staff from time to time.

Charitable contributions

The Group contributes to registered charities serving the local communities in which it operates. Included in the charitable contributions shown in the Directors' Report are contributions of £76,431 (2004: £68,406) made by the Group to the work of the Foundation for Credit Counselling who operate the Consumer Credit Counselling Service.

The Group supports the efforts of the Paragon Charity Committee, which is made up of volunteer employees and which organises a variety of fundraising activities throughout the year. All employees have the opportunity to nominate a charity and a vote is carried out to select the beneficiary of the year's events.

Report of the Board to the shareholders on directors' remuneration

This report has been prepared in accordance with the Directors' Remuneration Report Regulations 2002 and also sets out how the principles of the Combined Code on Corporate Governance relating to executive directors' remuneration are applied by the Group. As required by the Regulations, a resolution to approve the report will be proposed at the Annual General Meeting of the Company.

Certain parts of this report are required to be audited. Where disclosures are subject to audit, they have been marked as such.

UNAUDITED INFORMATION

Remuneration Committee

The Committee consists of three non-executive directors: Gavin Lickley, David Beever and Robert Dench, who was appointed to the Committee on 23 February 2005. Christopher Newell resigned from the Committee on 28 September 2005.

The Chairman of the Remuneration Committee is Gavin Lickley. None of the directors comprising the Committee has any personal financial interest (other than as a shareholder), conflict of interest arising from cross-directorships or day-to-day involvement in running the business.

The Committee determines the Company's policy on executive remuneration and specific compensation packages for each of the executive directors and the Chairman. No director contributes to any discussion about his own remuneration. The Committee also reviews the level and structure of remuneration of senior management. During the year, the Committee undertook a wide-ranging review of the remuneration structure of executive directors and senior management. Changes resulting from that review, including certain proposals for which shareholder approval is being sought at the Annual General Meeting, are described in later sections of this Report.

The terms of reference of the Committee are available on request from the Company Secretary.

In determining the directors' remuneration for the year, the Committee consulted Mr J P L Perry (Chairman) and Mr N S Terrington (Chief Executive) about its proposals. The Committee also utilised New Bridge Street Consultants LLP to provide advice on structuring directors' remuneration packages. New Bridge Street Consultants LLP advised the Company on various sundry remuneration matters during the year.

Remuneration policy for the Chairman and executive directors

The Company's policy is to ensure that the Chairman and the executive directors are fairly rewarded for their individual performance, having regard to the importance of retention and motivation. The performance measurement of the Chairman and the executive directors and the determination of their annual remuneration packages are undertaken by the Committee.

In forming and reviewing remuneration policy the Committee has given full consideration to the Combined Code on Corporate Governance and has complied with the Code's provisions relating to directors' remuneration throughout the year.

The remuneration packages of the individual directors have been assessed after a review of their individual performances and an assessment of comparable positions in the financial sector and comparably sized FTSE 350 companies from all sectors.

The Chairman and the executive directors receive a combination of fixed and performance-related elements of remuneration. Fixed remuneration consists of salary, benefits in kind and, with the exception of the Chairman, pension scheme contributions. Performance-related remuneration consists of participation in the annual bonus plan and, for the executive directors, the award of shares under the performance share plan from time to time and, subject to approval at the Annual General Meeting, participation in the award of shares under a new matching share plan. The performance-related elements of remuneration are intended to provide a significant proportion of executive directors' potential total remuneration.

Salary

The Chairman and executive directors' salaries are determined by the Committee at the beginning of each year. In deciding appropriate levels, the Committee considers remuneration levels within the Group as a whole and relies on objective research which gives up-to-date information on comparable companies. Directors' contracts of service will be available for inspection at the Annual General Meeting.

Pension contributions

During the year, the executive directors were members of the Group Retirement Benefits Plan, to which the Company contributes at the same rate as for all members. Dependants of executive directors who are members of the Group Retirement Benefits Plan are eligible for a dependant's pension and the payment of a lump sum in the event of death in service. The pension arrangements provide for a pension of 1/37.5 of basic annual salary (to a maximum of 2/3) for every year of eligible service. Where pension contributions are capped, additional payments are made to enable further provision. The executive directors contribute 5% of eligible salary as participants in the Plan.

The changes in pension entitlements arising in the financial year, the disclosure of which is required by the Financial Services Authority, are given on page 23. There have been no changes in the terms of directors' pension entitlements during the year. There are no unfunded promises or similar arrangements for directors. The Remuneration Committee will, during the year, be reviewing the implications of changes in pensions legislation that will come into effect in April 2006.

Performance bonuses

The Chairman and executive directors participate in an annual bonus scheme under which awards are determined by consideration of several business-specific financial measures, including profit before tax and earnings per share ("EPS") but also including measures relevant to current business plans and objectives. Consideration is also given to individual executive performance. Bonuses are normally paid in November but are accrued in the year to which they relate.

For bonuses relating to years prior to the year ended 30 September 2005, the target cash bonus for executive directors was 100% of salary and the normal maximum ("stretch") bonus was 125% of salary. The directors had the opportunity to receive a quarter of their cash bonus in shares and, in return, receive an equivalent award of 'free' matching shares after three years subject to no further performance criteria. The total target bonus could be, therefore, 125% of salary and the total stretch bonus could be 156.25% of salary. Bonuses above the stretch bonus could be earned for excellent Company performance.

Following comments from leading shareholders and as part of the review of remuneration carried out by the Remuneration Committee during the year, no awards will be made under the previously approved executive share option scheme. As a consequence the annual bonus scheme and the performance share plan have been restructured as detailed below.

Under the revised arrangements the total target bonus for executive directors is now 100% of salary, total stretch bonus is 150% of salary and the bonus payable under the scheme is capped at 200% of salary. (The enhanced levels of bonus will only be triggered by performance levels in excess of those currently required to receive a stretch bonus). One quarter of the bonus is now compulsorily deferred in the form of shares, such shares being deemed to be acquired at the average price during the last five dealing days in the September preceding the award. The shares will vest after three years and may be forfeitable if the director were to leave the Company during that time.

Subject to shareholder approval of the new matching share plan at the 2006 Annual General Meeting, executive directors will not participate in respect of bonuses relating to the year ended 30 September 2005 in the previous non-performance matching arrangement. For certain members of senior management, the previous arrangement will continue for the year ended 30 September 2005 but cease thereafter.

As part of the review of remuneration, the Remuneration Committee has determined that the maximum potential annual bonus for the Chairman will be 62.5% of salary, payable in cash. The Chairman will not participate in the proposed matching share plan.

In determining the level of annual bonus awards for the year ended 30 September 2005, the Committee compared the actual performance of the Company with a series of financial, operational, funding and shareholder value targets agreed at the start of the year by the Committee, the Chairman and the Chief Executive. The targets were based on a business plan which had been prepared using assumptions of stretched performance.

When considering the level of awards, the Committee also considers the performance of individual directors and executives. Approximately 25% of the potential bonus award for each individual is dependent on an assessment by the Committee of personal performance. The Committee made the appropriate assessments of individual performance necessary to justify the relevant awards.

In the demanding economic environment, the overall performance of the Group, together with the exceeding of key financial performance targets and individual performance, justified the award of bonuses appropriate to a 'stretch' level.

Share awards

Over recent years, executive directors have received grants of share options under the Paragon 2000 Executive Share Option Scheme ("ESOS") and awards of 'free' shares under the Paragon Performance Share Plan ("PSP") approved by shareholders at the 2003 Annual General Meeting.

As mentioned above, following its review of remuneration practice, the Remuneration Committee has determined that, subject to approval by shareholders of the new matching share plan, executive directors will cease to receive share option grants under the ESOS. The ESOS will be retained but grants of share options will only be made in exceptional circumstances, such as recruitment.

Executive directors and other senior executives will continue to receive awards under the PSP. Subject to shareholder approval, executive directors and other senior executives will also receive awards under the new Paragon Matching Share Plan ("MSP").

The Chairman and the executive directors remain entitled to receive options under the Paragon 1999 Sharesave Scheme, on the same terms as other employees.

Paragon Performance Share Plan ("PSP")

Currently the PSP has a 'normal' annual award limit to an individual of shares worth 100% of salary with an exceptional annual limit of shares worth 200% of salary. As grants will no longer be made under the ESOS other than in exceptional circumstances, shareholder approval is being sought for a single annual award limit over shares worth 200% of salary (with no higher exceptional limit facility).

PSP awards have previously been subject to performance testing conditions based on comparing the total shareholder return ("TSR") generated in respect of the Company with the TSR for a group of similar companies. Shareholder approval is now being sought for more demanding performance conditions which will in future also involve a comparison of growth in EPS achieved by the Company and a group of similar companies.

Subject to approval by shareholders of the new proposals, 50% of PSP awards made after 30 September 2005 will be subject to an EPS test and 50% to a TSR test. The growth in the Company's EPS (as adjusted for a common rate of corporation tax) and its TSR will be compared over a single three year period to the performance of the following companies: Alliance & Leicester, Barclays, Bradford & Bingley, Cattles, Egg, HBOS, Hitachi Capital, HSBC, Kensington Group, Lloyds TSB, London Scottish Bank, Northern Rock, Provident Financial, Royal Bank of Scotland.

35% of each element of the PSP award will vest for median performance with full vesting for upper quartile performance; between these points awards will vest on a straight-line basis. For below median performance, none of the relevant element of the award will vest. In addition, the Remuneration Committee will have regard to the underlying financial performance of the Company as compared with the level of TSR and EPS performance.

TSR and EPS have been selected as the performance measures for these awards since they provide a balance of internal and external measures to incentivise and reward executives more effectively, whilst also aligning the interests of executives with those of other shareholders. The Company's TSR performance and the TSR and EPS performance of the peer companies will be independently calculated by New Bridge Street Consultants LLP before being reviewed and confirmed by the Remuneration Committee.

Awards under the scheme have hitherto been made at six monthly intervals. In order to reduce the volatility of performance measurements that result from TSR measurements starting from only two points in a financial year, the Board intends, subject to shareholder approval, to increase the frequency of PSP awards to four times per year.

Paragon Matching Share Plan ("MSP")

To align further the interests of executive directors and senior management with those of shareholders, the Board is seeking approval at the Annual General Meeting for a new matching share plan. Awards would be made under the MSP in respect of bonuses relating to the year ended 30 September 2005 and future years.

Under the terms of the MSP, executive directors and senior management will be invited to invest in shares in the Company out of their after-tax cash bonus. Assuming that the executives decide to invest, the shares so acquired must remain held by the executives for three years. At the end of the three-year period and, subject to satisfaction of the same performance conditions as set out for the PSP above, the executives will receive a match in shares on a two-for-one basis related to the number of shares which could have been purchased with the pre-tax equivalent of the bonus invested.

Initially, executive directors will be invited to invest the after-tax equivalent of up to 25% of salary; at such a level, their award would be over 'free' matching shares worth 50% of salary.

The scheme will provide the facility to increase the level of potential investment up to the after-tax equivalent of 50% of salary should the Remuneration Committee feel in future years that this would be appropriate.

Performance graph

The following graph shows the Company's performance, measured by TSR, compared with the performance of the FTSE All Share Speciality and Other Finance sector index, also measured by TSR. The Speciality and Other Finance sector has been selected for this comparison because it is the sector index that contains the Company's shares.

5 Year Return Index for the FTSE All Share Speciality and Other Finance sector as at 30 September 2005


450
400
350
300
250
200
150
100
50
0
2000
2001
2002
2003
2004
2005
The Paragon Group of Companies PLC
FTSE All Share Speciality and Other Finance sector

This graph shows the value, by 30 September 2005, of £100 invested in The Paragon Group of Companies PLC on 30 September 2000, compared with £100 invested in the FTSE Speciality and Other Finance sector index. The other points plotted are the values at the intervening financial year ends.

Directors' contracts

The Chairman and executive directors hold one year rolling contracts in line with current market practice and the Remuneration Committee reviews the terms of these contracts regularly.

The current contracts are dated as follows:

J P L Perry	-	1 March 2004
N S Terrington	-	1 September 1990 (amended 16 February 1993)
N Keen	-	6 February 1996
J A Heron	-	1 September 1990 (amended 14 January and 8 February 1993)
P Pandya	-	1 October 1994

In the event of early termination, the directors' contracts provide for the payment of salary in lieu of notice.

Of the directors seeking re-election at the Annual General Meeting, Mr N S Terrington and Mr J A Heron each have a service contract with the Company.

None of the executive directors currently earns remuneration from external non-executive appointments.

Non-executive directors

All non-executive directors have specific terms of engagement and their remuneration is determined by the Board, subject to the Articles of Association. From 1 March 2005 all non-executive directors have been paid an annual base fee of £27,000 plus £2,000 for membership of each committee, £5,500 for Remuneration Committee and Audit and Compliance Committee chairmanship and £3,000 for acting as the Senior Independent Director. Prior to 1 March 2005 all non-executive directors were paid an annual base fee of £25,000 plus £2,000 for membership of each committee, £3,000 for Remuneration Committee and Audit and Compliance Committee chairmanship and £3,000 for acting as the Senior Independent Director.

Current terms of engagement apply for the following periods:

C D Newell	-	1 November 2004 to 1 November 2007
G A F Lickley	-	21 October 2005 to 21 October 2008
D M M Beever	-	8 August 2003 to 8 August 2006
R G Dench	-	29 September 2004 to 29 September 2007

Non-executive directors are not eligible to participate in any of the Company's incentive or pension schemes and are not entitled to receive compensation for early termination of their terms of engagement.

The Chairman of the Remuneration Committee will be available to answer questions on remuneration policy at the Annual General Meeting.

AUDITED INFORMATION

Directors' emoluments

The emoluments of directors holding office during the year were:

	SALARY AND FEES £000	BENEFITS IN KIND £000	ANNUAL BONUS £000	LOSS OF OFFICE £000	**2005 TOTAL £000**	2004 TOTAL £000
Chairman						
J P L Perry	192	8	112	-	**312**	308
Executive						
N S Terrington	315	6	344	-	**665**	549
N Keen	243	5	258	-	**506**	420
J A Heron	157	13	142	-	**312**	253
P Pandya	166	6	142	-	**314**	255
Non-executive						
D M M Beever	35	-	-	-	**35**	31
R G Dench	30	-	-	-	**30**	-
D A Hoare	-	-	-	-	**-**	34
M J R Kelly	-	-	-	-	**-**	26
G A F Lickley	35	-	-	-	**35**	31
C D Newell	37	-	-	-	**37**	33
2005	**1,210**	**38**	**998**	**-**	**2,246**	1,940
2004	1,056	30	804	50	1,940	

Benefits in kind comprise private health cover, fuel benefit, life assurance and company car provision.

Directors' pensions

The total amount charged to the profit and loss account of the Group in respect of pension provision for directors was £178,000 (2004: £197,000).

Mr N S Terrington, Mr N Keen, Mr J A Heron and Mr P Pandya were members of the Group defined benefit pension scheme during the year.

The amounts shown below describe their entitlement in accordance with paragraph 12.43A(c) of the Listing Rules.

	INCREASE IN ACCRUED PENSION DURING YEAR EXCLUDING ANY INCREASE FOR INFLATION £000	TRANSFER VALUE OF INCREASE LESS DIRECTORS' CONTRIBUTIONS £000	**ACCUMULATED TOTAL ACCRUED PENSION AT 30 SEPTEMBER 2005 £000**	ACCUMULATED TOTAL ACCRUED PENSION AT 30 SEPTEMBER 2004 £000
N S Terrington	18	171	**114**	94
N Keen	4	39	**50**	45
J A Heron	7	68	**61**	53
P Pandya	6	42	**48**	41

The pension entitlement shown is that which would be paid annually on retirement based on services to 30 September 2005. The increase in accrued pension during the year (and transfer value of the increase) excludes any increase for inflation. The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11 less directors' contributions. Members of the scheme have the option to pay Additional Voluntary Contributions; neither the contributions nor the resulting benefits are included in the above table.

The following disclosures describe the pension benefits earned in the year in accordance with Schedule 7(A) of the Companies Act 1985.

	AGE AT YEAR END	DIRECTORS' CONTRIBUTIONS IN THE YEAR £000	INCREASE IN ACCRUED PENSION IN THE YEAR £000	ACCUMULATED TOTAL ACCRUED PENSION AT YEAR END £000	TRANSFER VALUE OF ACCRUED BENEFITS AT 30 SEPTEMBER 2004 £000	**TRANSFER VALUE OF ACCRUED BENEFITS AT 30 SEPTEMBER 2005 £000**	DIFFERENCE IN TRANSFER VALUES LESS CONTRIBUTIONS £000
N S Terrington	45	14	20	114	781	**1,185**	390
N Keen	47	5	5	50	411	**566**	150
J A Heron	46	7	8	61	456	**657**	194
P Pandya	40	7	7	47	268	**400**	124

The pension entitlement shown is that which would be paid annually on retirement based on services to 30 September 2005. The contributions shown are those paid or payable by the directors under the terms of the plan. Members of the scheme have the option to pay Additional Voluntary Contributions; neither the contributions nor the resulting benefits are included in the above table.

The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11 'Retirement Benefit Schemes – Transfer Values' published by the Institute of Actuaries and the Faculty of Actuaries.

The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the pension scheme.

During the year the Group made contributions of £92,000 (2004: £81,000) in respect of further pension provision for Mr N Keen. Contributions of £nil (2004: £40,000) in respect of Mr J P L Perry were paid into his personal pension scheme.

Details of share-based awards

Paragon Performance Share Plan

Awards under this plan comprise a right to acquire shares in the Company for nil or nominal payment and will vest on the third anniversary of their granting to the extent that the applicable performance criteria have been satisfied.

Details of individual entitlements of the directors under the Paragon Performance Share Plan at 30 September 2004 and 30 September 2005 are:

DATE FROM WHICH EXERCISABLE	EXPIRY DATE	MARKET PRICE AT AWARD DATE	JPL PERRY NUMBER	NS TERRINGTON NUMBER	N KEEN NUMBER	JA HERON NUMBER	P PANDYA NUMBER
Awards outstanding at 30 September 2004:							
13/03/2006*	13/09/2006	186.50p	61,184	95,526	69,474	32,895	34,211
02/07/2006*	02/01/2007	291.00p	40,790	63,684	46,316	21,930	22,807
18/12/2006*	18/06/2007	338.90p	31,250	51,953	39,063	21,875	21,875
22/06/2007*	22/12/2007	350.25p	28,036	46,610	35,045	19,625	19,625
			161,260	257,773	189,898	96,325	98,518
Awards made in the year:							
02/12/2007*	02/06/2008	391.75p	-	54,897	41,173	22,102	22,102
02/06/2008*	02/12/2008	408.00p	-	47,034	35,276	18,937	18,937
At 30 September 2005			161,260	359,704	266,347	137,364	139,557

* The receipt of these shares is subject to the Company's TSR exceeding the TSR of a relevant proportion of the constituents of the FTSE All Share Banks and Speciality and Other Finance sectors. No part of an award vests for below median performance, 25% vests for median performance and 100% vests for upper quartile performance. Between median and upper quartile performance, awards vest on a straight line basis.

Share option schemes

Details of individual options held by the directors at 30 September 2004 and 30 September 2005 are:

DATE FROM WHICH EXERCISABLE	EXPIRY DATE	OPTION PRICE	JPL PERRY NUMBER	NS TERRINGTON NUMBER	N KEEN NUMBER	JA HERON NUMBER	P PANDYA NUMBER
Options held at 30 September 2004							
31/03/2001*	31/03/2008	218.00p	120,000	255,000	240,000	48,000	-
31/03/2001	31/03/2005	218.00p	80,000	170,000	160,000	32,000	-
11/01/2002*	11/01/2009	147.50p	-	300,000	-	-	-
17/02/2003†	17/02/2010	147.00p	100,000	100,000	-	-	-
26/05/2003	26/05/2007	148.50p	200,000	200,000	-	45,000	-
01/08/2005	01/02/2006	120.64p	-	13,987	-	-	-
27/11/2004†	27/11/2011	248.00p	170,000	300,000	250,000	60,000	60,000
29/07/2005†	29/07/2012	186.50p	20,000	60,000	60,000	80,000	80,000
14/03/2006†	14/03/2013	186.50p	122,368	191,053	138,947	65,789	68,421
01/08/2006	01/02/2007	183.04p	5,053	-	5,053	5,053	-
08/12/2006†	08/12/2013	339.00p	58,997	98,083	73,746	41,298	41,298
			876,418	1,688,123	927,746	377,140	249,719
Options granted in the year:							
01/12/2007†	01/12/2014	348.38p	-	109,795	82,347	44,205	44,205
01/08/2010	01/02/2011	326.76p	-	5,057	-	-	-
Options exercised in the year:							
On 30 November 2004							
31/03/2001*	31/03/2008	218.00p	-	-	-	(48,000)	-
31/03/2001	31/03/2005	218.00p	(80,000)	(170,000)	(160,000)	(32,000)	-
26/05/2003	26/05/2007	148.50p	-	-	-	(45,000)	-
27/11/2004†	27/11/2011	248.00p	-	-	-	(60,000)	-
On 22 June 2005							
31/03/2001*	31/03/2008	218.00p	-	-	(240,000)	-	-
27/11/2004†	27/11/2011	248.00p	-	-	(250,000)	-	-
On 15 August 2005							
01/08/2005	01/02/2006	120.64p	-	(13,987)	-	-	-
At 30 September 2005			796,418	1,618,988	360,093	236,345	293,924

* The exercise of these options is conditional upon earnings per share increasing at a rate in excess of the retail price index over the three preceding financial years.

† The exercise of these options is conditional upon the Company's total shareholder return exceeding the total shareholder return for at least half of a specified group of comparator companies.

Aggregate gains before taxation made by directors on the exercise of share options during the year were £1,875,000 (2004: £1,467,000). At 30 September 2005 the share price of The Paragon Group of Companies PLC was 531.0p (2004: 341.0p) and the range during the year then ended was 322.0p to 531.0p (2004: 295.0p to 400.0p). The share price on 30 November 2004 was 352.0p, on 22 June 2005, 440.0p and on 15 August 2005, 488.0p.

Deferred bonus shares

Details of individual entitlements of the directors to Deferred Bonus Shares at 30 September 2004 and 30 September 2005 are:

	AWARD DATE	TRANSFER DATE	MARKET PRICE AT AWARD DATE	JPL PERRY NUMBER	NS TERRINGTON NUMBER	N KEEN NUMBER	JA HERON NUMBER	P PANDYA NUMBER
Awards outstanding at 30 September 2004:								
	27/02/2004	01/10/2006	387.60p	29,940	45,284	32,934	13,473	16,467
				29,940	45,284	32,934	13,473	16,467
Awards made in the year:								
	27/02/2005	01/10/2007	407.75p	14,113	52,694	39,490	20,528	20,528
At 30 September 2005				44,053	97,978	72,424	34,001	36,995

The Deferred Bonus Shares awarded will be transferred to the scheme participants as soon as is reasonably practicable after the transfer date.

Rights to the following shares are due to be granted in respect of the compulsory deferral of 25% of performance bonuses for the year ended 30 September 2005. The shares will be transferred to the recipients on 1 October 2008, subject to the recipient being employed by the Company at that time.

N S Terrington	22,904	shares
N Keen	17,178	shares
J A Heron	9,416	shares
P Pandya	9,416	shares

Signed on behalf of the Board of Directors

Gavin A F Lickley
Chairman of the Remuneration Committee

23 November 2005

Statement of directors' responsibilities in relation to financial statements

The directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss for the financial year.

The directors consider that in preparing the financial statements (on pages 34 to 71), the Company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

The directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Independent auditors' report

To the members of The Paragon Group of Companies PLC

We have audited the financial statements of The Paragon Group of Companies PLC for the year ended 30 September 2005 which comprise the consolidated profit and loss account, the balance sheets, the consolidated cash flow statement, the reconciliation of movement in consolidated shareholders' funds and the related notes 1 to 36. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the statement of directors' responsibility, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report including the directors' remuneration report. Our responsibility is to audit the financial statements and the part of the directors' remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We also report to you if, in our opinion, the Company has not complied with any of the four directors' remuneration disclosure requirements specified for our review by the Listing Rules of the Financial Services Authority. These comprise the amount of each element in the remuneration package and information on share options, details of long term incentive schemes, and money purchase and defined benefit schemes. We give a statement, to the extent possible, of details of any non-compliance.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the July 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the annual report for the above year as described in the contents section including the unaudited part of the directors' remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report described as having been audited.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 September 2005 and of the profit of the Group for the year then ended; and
- the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Birmingham

23 November 2005

Corporate governance

The Board of Directors is committed to the principles of corporate governance contained in the Combined Code on Corporate Governance ("Code") issued by the Financial Reporting Council in July 2003. Throughout the year ended 30 September 2005 the Company complied with the provisions of the Code, except for Code provision A4.1 in relation to the constitution of the Nomination Committee. An explanation of this departure is given under the section of this Report headed 'Directors'.

Directors

The Board of Directors comprises the Chairman, four executive and four non-executive directors, all of whom bring to the Company a broad and valuable range of experience. Jonathan Perry has been Chairman since February 1992 and Nigel Terrington Chief Executive since June 1995. In accordance with the Code, all directors will submit themselves for re-election at least once in every three years. The names of the directors in office at the date of this report and their biographical details are set out on page 11.

The division of responsibilities between the Chairman and Chief Executive is clearly established, set out in writing and agreed by the Board. There is a strong non-executive representation on the Board, including David Beever who has been nominated as the Senior Independent Director. This provides effective balance and challenge. The Board is responsible for overall Group strategy, for approving major agreements, transactions and other financing matters and for monitoring the progress of the Group against budget. All directors receive sufficient relevant information on financial, business and corporate issues prior to meetings and there is a formal schedule of matters reserved for decision by the Board, which includes material asset acquisitions and disposals, granting and varying authority levels of the Chairman and the executive directors, determination and approval of the Group's objectives, strategy and annual budget, investment decisions, corporate governance policies and financing and dividend policies.

Normally, there are ten regular Board meetings a year with other meetings being held as required. All directors attended each of the ten regular meetings held during the year ended 30 September 2005 with the exception of David Beever, who attended nine of the meetings.

All of the non-executive directors are independent of management and all are appointed for fixed terms. They are kept fully informed of all relevant operational and strategic issues and bring a strongly independent and experienced judgement to bear on these issues.

All directors have access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that board procedures are complied with. Both the appointment and removal of the Company Secretary are a matter for the Board as a whole.

All directors are able to take independent professional advice in the furtherance of their duties whenever it is considered appropriate to do so.

The Board also operates through a number of committees covering certain specific matters, these being:

- The Remuneration Committee, consisting of Gavin Lickley, who chairs the Committee, David Beever and Robert Dench. Christopher Newell was a member of the Committee until 28 September 2005.

  During the year ended 30 September 2005 there were five meetings of the Remuneration Committee and all meetings were attended by Gavin Lickley and Christopher Newell, three were attended by David Beever and one meeting was attended by Robert Dench following his appointment to the Committee on 23 February 2005.

  Further information about the Remuneration Committee is given in the Report of the Board to the Shareholders on Directors' Remuneration on pages 18 to 26.

- The Audit and Compliance Committee, consisting of Christopher Newell, who chairs the Committee, David Beever, Gavin Lickley and Robert Dench. The Board is satisfied that all members of the Committee have recent and relevant financial experience. The Committee meets at least three times per year. It monitors the integrity of the Group's financial reporting, reviews the Group's internal control and risk management systems, monitors and reviews the effectiveness of the Group's internal audit function, monitors the relationship between the Group and the external auditors and provides a forum through which the Group's external and internal audit functions report to the non-executive directors. The Committee is also responsible for ensuring that the system and controls for regulatory compliance are effective.

The Audit and Compliance Committee reviews the scope and the results of the annual external audit, its cost effectiveness and the independence and objectivity of the external auditors. Both the Audit and Compliance Committee and the external auditors have in place safeguards to avoid compromises of the independence and objectivity of the external auditors. The Group has a formal policy for the engagement of its external auditors to supply non-audit services. The policy is designed to ensure that neither the nature of the service to be provided nor the level of reliance placed on the services could impact the objectivity of the external auditors' opinion on the Group's financial statements. The policy incorporates a comprehensive system for reporting to the Audit and Compliance Committee all proposals considered and the level of fees payable to the external auditors for the provision of non-audit services.

At each meeting the Audit and Compliance Committee receives reports of reviews conducted throughout the company by the Internal Audit and, from time to time, compliance functions.

The Chairman, Group Chief Executive and other executive directors, Director of Financial Accounting and Group Company Secretary, Director of Business Analysis and Planning, Director of Legal Services, Head of Internal Audit and a Partner from the external auditors normally attend meetings of the Committee.

During the year ended 30 September 2005 there were three meetings of the Audit and Compliance Committee and all members of the Committee were present at each meeting with the exception of Robert Dench who attended one meeting of the Committee following his appointment to the Committee on 23 February 2005.

- The Nomination Committee, consisting of Jonathan Perry, who chairs the Committee, Nigel Terrington and three non-executive directors, David Beever, Robert Dench and Christopher Newell. Following the appointment of Robert Dench to the Committee during the year a majority of the Committee's members are independent non-executive directors, in accordance with Code provision A4.1. The Committee is convened as required to nominate candidates for membership of the Board, although ultimate responsibility for appointment rests with the Board. There were no meetings of the Nomination Committee in the year ended 30 September 2005 and the Committee will only engage in the process of identification of suitable candidates for appointment to the Board when requested by the Board to do so.

  There is a formal process for the appointment of directors, starting with a review of the Board structure, size and composition, leading to the preparation of a written job specification and the identification of suitable candidates. The Nomination Committee ensures that prospective non-executive directors can devote sufficient time to the appointment. The Board recognises the benefits that can flow from non-executive directors holding other appointments but requires them to seek the agreement of the Chairman before entering into any commitments that might affect the time they can devote to the Company. In identifying a suitable candidate as a non-executive director, the Nomination Committee would usually use a search consultant. The choice of appointee would be based entirely on merit.

- The Asset and Liability Committee, consisting of appropriate heads of functions and chaired by Nigel Terrington, the Chief Executive. It meets regularly and monitors Group interest rate risks, currency risks and treasury counterparty exposures.

- The Credit Committee, consisting of appropriate senior executives and chaired by Nicholas Keen, the Finance Director. It meets regularly and is responsible for establishing credit policy and monitoring compliance therewith.

All Board committees operate within defined terms of reference and sufficient resources are made available to them to undertake their duties.

The composition of the Board and its committees is kept under review, with the aim of ensuring that there is an appropriate balance of power and authority between executive and non-executive directors and that the directors collectively possess the skills and experience necessary to direct the Company and the Group's business activities.

There is an established process for external appointments through the Nomination Committee. Ultimately, the appointment of any new director is a matter for the Board. Executive director appointments are based upon merit and business need. Non-executive appointments are based upon the candidates' profiles matching those drawn up by the Nomination Committee. In all cases the Board approves the appointment only after careful consideration.

The Board, individual directors and Board committees are appraised annually. The performance of the Chief Executive is appraised by the Chairman. The performance of the Finance Director and the other executive directors is appraised by the Chief Executive in conjunction with the Chairman. The results of these appraisals are presented to the Remuneration Committee for consideration and determination of remuneration.

In 2004 the Board utilised the services of an external consultant to facilitate a Board evaluation. All Board directors were required to complete a detailed questionnaire on the performance of the Board and Board committees. During 2005 the Board reconsidered the specific matters raised by the questionnaire and, through a discussion facilitated by the Chairman, engaged in a formal and rigorous performance review.

At the Annual General Meeting the Chairman will confirm to shareholders, when proposing the re-election of any non-executive director, that, following formal performance evaluation, the individual's performance continues to be effective and demonstrates commitment to the role.

The non-executive directors meet at least annually to review the performance of the Chairman.

Directors' remuneration

The Remuneration Committee reviews the performance of executive directors and members of senior management prior to determining its recommendations on annual remuneration, performance bonuses and share options for the Board's determination.

The Report of the Board to the Shareholders on Directors' Remuneration is on pages 18 to 26.

Relations with shareholders

The Board encourages communication with the Company's institutional and private investors. All shareholders have at least twenty working days, notice of the Annual General Meeting at which the directors and committee chairmen are available for questions. The Annual General Meeting is held in London during business hours and provides an opportunity for directors to report to investors on the Group's activities and to answer their questions. Shareholders will have an opportunity to vote separately on each resolution and all proxy votes lodged are counted and the balance for and against each resolution is announced.

The Chairman, Chief Executive and Finance Director have a full programme of meetings with institutional investors during the course of the year and the Company's web site at www.paragon-group.co.uk provides access to information on the Company and its businesses.

Accountability and audit

Detailed reviews of the performance of the Group's main business lines are included within the Chairman's Statement and Chief Executive's Review. The Board uses these, together with the Directors' Report on pages 12 to 15 to present a balanced and understandable assessment of the Company's position and prospects.

The directors' responsibility for the financial statements is described on page 27.

An on-going process for identifying, evaluating and managing the significant risks faced by the Group, which is regularly reviewed by the Board, was in place for the year ended 30 September 2005 and to the date of these financial statements. The directors confirm that they have reviewed the effectiveness of the Group's system of internal control for this period and that these procedures accord with the guidance 'Internal Controls: Guidance for Directors on the Combined Code'.

The directors are responsible for the system of internal control throughout the Group and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can provide reasonable, but not absolute, assurance against the risk of material misstatement or loss and that assets are safeguarded against unauthorised use or disposition. In assessing what constitutes reasonable assurance, the directors have regard to the relationship between the cost and benefits from particular aspects of the control system.

The system of internal control includes documented procedures covering accounting, compliance, risk management, personnel matters and operations, clear reporting lines, delegation of authority through a formal structure of mandates, a formalised budgeting, management reporting and review process, the use of key performance indicators throughout the Group and regular meetings of the Asset and Liability and Credit Committees and senior management.

The Board receives regular reports setting out key performance and risk indicators. In addition the Board operates a formal risk management process, from which the key risks facing the business are identified. The process results in reports to the Board on how these risks are being managed. The Board has a programme of regular presentations from senior management to enable the Board to review the operation of internal controls in relation to the risks associated with their specific areas.

The system of internal control is monitored by management and by an internal audit function that concentrates on the areas of greater risk and reports its conclusions regularly to management and the Audit and Compliance Committee. The internal audit work plan is approved annually by the Audit and Compliance Committee, which reviews the effectiveness of the system of internal control annually and reports its conclusions to the Board.

Going concern basis

After making enquiries, the directors have a reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Contacts

Registered and head office
St Catherine's Court
Herbert Road
Solihull
West Midlands B91 3QE
Telephone: 0121 712 2323

London office
Third Floor
30-34 Moorgate
London EC2R 6PQ
Telephone: 020 7786 8474

Internet
www.paragon-group.co.uk

Auditors
Deloitte & Touche LLP
Chartered Accountants
Four Brindleyplace
Birmingham B1 2HZ

Solicitors
Slaughter and May
One Bunhill Row
London EC1Y 8YY

Registrars and transfer office
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH

Brokers
Hoare Govett Limited
250 Bishopsgate
London EC2M 4AA

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

Remuneration Consultants
New Bridge Street Consultants LLP
20 Little Britain
London EC1A 7DH

Consulting Actuaries
Mercer Human Resource Consulting Limited
Four Brindleyplace
Birmingham B1 2JQ

Consolidated profit and loss account

For the year to 30 September 2005

	Notes	2005 £m	2005 £m	2004 £m	2004 £m
Interest receivable	3		**484.4**		412.0
Interest payable and similar charges	4		**(387.5)**		(331.4)
Net interest income			**96.9**		80.6
Other operating income	5		**35.9**		40.2
Total operating income			**132.8**		120.8
Operating expenses					
Other operating expenses		**(44.2)**		(43.9)	
Amortisation of negative goodwill		**4.1**		5.2	
Total operating expenses			**(40.1)**		(38.7)
Provisions for losses			**(15.9)**		(11.1)
Operating profit being profit on ordinary activities before taxation	8		**76.8**		71.0
Tax charge on profit on ordinary activities	10		**(16.1)**		(16.3)
Profit on ordinary activities after taxation for the financial year			**60.7**		54.7
Equity dividend	12		**(14.4)**		(11.0)
Retained profit			**46.3**		43.7
Earnings per share					
- basic	13		**53.3p**		48.0p
- diluted	13		**51.1p**		46.2p

There have been no recognised gains or losses other than the profit for the current and preceding years.

The results for the current and preceding years relate entirely to continuing operations.

There is no material difference between the results as stated above and those determined on the historical cost basis.

Consolidated balance sheet

30 September 2005

	Notes	2005 £m	2005 £m	2004 £m	2004 £m
Assets employed					
Fixed assets					
Intangible assets					
Negative goodwill	14		**(9.9)**		(14.0)
Tangible assets	15		**3.6**		3.4
Investments					
Assets subject to non-recourse finance	16	**1,116.0**		1,557.7	
Non-recourse finance	16	**(1,075.2)**		(1,520.3)	
		40.8		37.4	
Loans to customers	17	**5,497.9**		4,492.5	
			5,538.7		4,529.9
			5,532.4		4,519.3
Current assets					
Stocks	20	**3.0**		3.4	
Debtors falling due within one year	21	**7.7**		8.8	
Investments		**285.7**		230.5	
Cash at bank and in hand		**159.5**		172.0	
			455.9		414.7
			5,988.3		4,934.0
Financed by					
Equity shareholders' funds					
Called-up share capital	22		**12.1**		12.0
Share premium account	23	**70.2**		68.8	
Merger reserve	23	**(70.2)**		(70.2)	
Profit and loss account	23	**318.7**		270.1	
			318.7		268.7
Share capital and reserves			**330.8**		280.7
Own shares	24		**(22.8)**		(12.3)
			308.0		268.4
Provisions for liabilities and charges	26		**2.8**		5.6
Creditors					
Amounts falling due within one year	28	**80.6**		66.4	
Amounts falling due after more than one year	28	**5,596.9**		4,593.6	
			5,677.5		4,660.0
			5,988.3		4,934.0

Approved by the Board of Directors on 23 November 2005.
Signed on behalf of the Board of Directors

N S Terrington
Chief Executive

N Keen
Finance Director

Holding company balance sheet

30 September 2005

	Notes	2005 £m	2005 £m	2004 £m	2004 £m
Assets employed					
Fixed assets					
Investment in subsidiary companies	18		**507.1**		426.5
Current assets					
Debtors falling due within one year	21	**59.8**		51.4	
Cash at bank and in hand		**1.7**		0.6	
			61.5		52.0
			568.6		478.5
Financed by					
Equity shareholders' funds					
Called-up share capital	22		**12.1**		12.0
Share premium account	23	**70.2**		68.8	
Revaluation reserve	23	**88.9**		51.3	
Profit and loss account	23	**169.5**		162.6	
			328.6		282.7
Share capital and reserves			**340.7**		294.7
Own shares	24		**(22.8)**		(12.3)
			317.9		282.4
Creditors					
Amounts falling due within one year	28	**132.5**		196.1	
Amounts falling due after more than one year	28	**118.2**		–	
			250.7		196.1
			568.6		478.5

Approved by the Board of Directors on 23 November 2005.
Signed on behalf of the Board of Directors

N S Terrington
Chief Executive

N Keen
Finance Director

Consolidated cash flow statement

For the year to 30 September 2005

	Notes	2005 £m	2004 £m
Net cash inflow from operating activities	30	**132.3**	129.3
Taxation		**(12.2)**	(14.6)
Capital expenditure and financial investment	31(a)	**(616.7)**	(685.8)
Acquisitions and disposals	31(b)	**2.0**	-
Equity dividends paid		**(12.4)**	(8.6)
		(507.0)	(579.7)
Management of liquid resources	33	**(55.2)**	(85.7)
Financing	31(c)	**550.4**	686.5
(Decrease)/increase in cash in the year		**(11.8)**	21.1

Reconciliation of movement in consolidated shareholders' funds

For the year to 30 September 2005

	2005 £m	2004 £m
Profit attributable to shareholders	**60.7**	54.7
Dividend	**(14.4)**	(11.0)
Purchase of own shares	**(12.4)**	(2.9)
Exercise of options through ESOP Trust	**2.7**	0.4
Exercise of other share options	**1.5**	1.0
Charge for long-term incentive plan	**1.5**	0.9
Net movement in shareholders' funds	**39.6**	43.1
Opening shareholders' funds	**268.4**	225.3
Closing shareholders' funds	**308.0**	268.4

Notes to the accounts

For the year to 30 September 2005

1. ACCOUNTING POLICIES

The financial statements have been prepared in accordance with applicable accounting standards. The particular policies adopted are described below.

(a) Accounting convention. The accounts are prepared under the historical cost convention, as adjusted for the revaluation of fixed asset investments.

(b) Basis of consolidation. The consolidated accounts deal with the accounts of the Company and its subsidiaries made up to 30 September 2005. The results of businesses acquired are dealt with in the consolidated accounts from the date of acquisition.

As required by Financial Reporting Standard 5 – 'Reporting the Substance of Transactions', quasi-subsidiary undertakings are dealt with in the consolidated accounts on the same basis as true subsidiaries, described above.

(c) Negative goodwill. Negative goodwill arising from the purchase of subsidiary undertakings, representing the excess of the fair values of acquired assets over the fair value of the purchase consideration, is held on the balance sheet and credited to the profit and loss account over the period expected to be benefited by the acquisition, within other operating expenses.

(d) Tangible fixed assets. Tangible fixed assets are stated at cost less accumulated depreciation.

(e) Depreciation. Depreciation is provided on cost in equal annual instalments over the lives of the assets. The rates of depreciation are as follows:

Short leasehold premises	over the life of the lease
Computer equipment	25% per annum
Furniture, fixtures and office equipment	15% per annum
Motor vehicles	25% per annum

(f) Loans to customers. Loans are stated at cost less provision for diminution in value.

The amount provided is an estimate of the amount needed to reduce the carrying value of the asset to its expected recoverable amount and is based on the application of formulae which take into account the nature of each portfolio, borrower payment profile and expected losses.

(g) Assets subject to non-recourse finance. Certain mortgage loans originated by subsidiary companies had previously been sold to special purpose vehicle companies on a non-recourse basis. The outstanding amount of these loans is disclosed on the face of the balance sheet, with the non-recourse finance deducted from them in accordance with Financial Reporting Standard 5 – 'Reporting the Substance of Transactions'.

(h) Fixed assets - investments. The Company's investments in subsidiary companies are valued by the directors at the Company's share of the book value of their underlying net tangible assets.

(i) Stocks. Obligations to purchase vehicles from lessors at pre-arranged prices at the end of the lease term are included in stock at the prices to be paid, in accordance with Financial Reporting Standard 5 – 'Reporting the Substance of Transactions', less any provisions to reduce the prices to net realisable value.

Other stocks are stated at the lower of cost and net realisable value.

(j) Current asset investments. Balances shown as current asset investments in the balance sheet comprise short-term deposits with banks with maturities of not more than 90 days and more than 7 days.

(k) Cash at bank. Balances classified as cash in the balance sheet comprise demand deposits and short term deposits with banks with maturities of not more than 7 days.

(l) Goodwill. Goodwill arising from the purchase of subsidiary undertakings, representing the excess of the fair value of the purchase consideration over the fair value of the net assets acquired, has previously been written off on acquisition against Group reserves as a matter of accounting policy. Such amounts would be charged or credited to the profit and loss account on any future disposal of the business to which they relate.

(m) Deferred taxation. Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

(n) Borrowings. Borrowings are stated at their outstanding value less unamortised issue costs and discounts on issue. Discounts on issue of borrowings and initial costs incurred in arranging funding facilities are amortised over the period of the facility.

(o) Financial instruments. Derivative instruments utilised by the Group comprise currency swap, interest rate swap, interest rate option and forward interest rate agreements. All such instruments are used for hedging purposes to alter the risk profile of the existing underlying exposure of the Group in line with the Group's risk management policies. Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to interest expense over the period of the contracts. The Group does not enter into speculative derivative contracts.

(p) Other operating income. The turnover and gross profit of Paragon Vehicle Contracts Limited are not derived from the Group's principal activities and the gross profit is therefore included in other operating income. The turnover is shown in note 5.

(q) Pension costs. The expected cost of providing pensions within the funded defined benefit scheme, as calculated periodically by professionally qualified actuaries using the projected unit method, is charged to the profit and loss account so as to spread the cost over the service lives of employees in the scheme. The assets of the scheme are held separately from those of the Group in an independently administered fund.

The charge to the profit and loss account for providing pensions under defined contribution pension schemes is equal to the contributions payable to such schemes for the year.

The Group has adopted the transitional disclosure requirements of Financial Reporting Standard 17 – 'Retirement Benefits'.

(r) Own shares. Shares in The Paragon Group of Companies PLC held in treasury or by the trustee of the Group's employee share ownership plans are shown on the balance sheet as a deduction in arriving at Equity Shareholders' Funds. Own shares are stated at cost.

(s) Long-term incentive plan. The cost of shares to be issued under the terms of the Paragon Performance Share Plan is charged to the profit and loss account over the period between the date of grant and the vesting date.

(t) Leases. Rental income and costs under operating leases are credited/charged to the profit and loss account over the period of the leases.

Income from hire purchase contracts is accounted for on the actuarial basis. Hire purchase receivables are included within 'Loans to Customers' at the total amount receivable less interest not yet accrued and provision for doubtful debts.

(u) Brokers' commissions. Brokers' commissions payable on mortgage loans are amortised over an appropriate period. Unamortised commission balances are included within 'Loans to Customers'.

Brokers' commissions payable on other loans are amortised on a straight-line basis over the period of the loans to which they relate. The balances being amortised are included within 'Loans to Customers'.

2. DISPOSAL OF SUBSIDIARY

On 26 October 2004 the Group disposed of a subsidiary, NHL Reversions Limited, for a cash consideration of £2.0m. A profit of £0.9m was realised on this sale. The effect of this disposal on the results of the Group for the year is immaterial. The contributions of NHL Reversions to the operating profit and cash flows of the Group in the year ended 30 September 2005 and the year ended 30 September 2004 were immaterial. No cash balances were disposed of with the subsidiary.

3. INTEREST RECEIVABLE

	2005 £m	2004 £m
Interest on loans to customers	**376.8**	297.6
Interest on assets subject to non-recourse finance	**78.3**	92.1
Other interest receivable	**29.3**	22.3
	484.4	412.0

4. INTEREST PAYABLE AND SIMILAR CHARGES

	2005 £m	2004 £m
On asset backed loan notes	**232.2**	165.9
On corporate bond	**4.0**	-
On bank loans and overdrafts	**49.5**	49.0
On non-recourse finance	**66.9**	79.3
Amortisation of brokers' commissions payable		
On loans to customers	**34.9**	33.2
On assets subject to non-recourse finance	**-**	4.0
	387.5	331.4

5. OTHER OPERATING INCOME

Other operating income includes the gross profit of the Group's vehicle contract hire business as follows:

	2005 £m	2004 £m
Turnover	**4.9**	5.0
Cost of sales	**(4.6)**	(4.6)
Gross profit	**0.3**	0.4

Included within other operating income is income from property leases of £1.8m (2004: £1.8m).

6. EMPLOYEES

The average number of persons (including directors) employed by the Group during the year was 692 (2004: 730). Staff costs incurred during the year in respect of these employees were:

	2005 £m	2004 £m
Wages and salaries	**19.2**	17.2
Social Security costs	**1.6**	2.0
Other pension costs	**2.2**	1.1
	23.0	20.3
Long-term incentive plan	**1.5**	0.9
National Insurance on share-based remuneration	**2.3**	0.7
	26.8	21.9

Details of the pension schemes operated by the Group are given in note 27.

7. COST:INCOME RATIO

Cost:income ratio is derived as follows:

	2005 £m	2004 £m
Operating expenses	**(40.1)**	(38.7)
Less Amortisation of negative goodwill	**(4.1)**	(5.2)
	(44.2)	(43.9)
	÷	÷
Total operating income	**132.8**	120.8
Cost:income ratio	**33.3%**	36.3%

8. PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

Profit on ordinary activities before taxation is after charging/(crediting):

	2005 £m	2004 £m
Depreciation	**1.3**	1.6
Amortisation of negative goodwill	**(4.1)**	(5.2)
Hire of plant and machinery	**0.1**	0.1
Property rents payable	**5.2**	5.2

The operating profit for the period excluding goodwill comprises the operating profit of £76.8m (2004: £71.0m) less the credit for the amortisation of negative goodwill of £4.1m (2004: £5.2m).

9. FEES PAID TO AUDITORS

	2005 £000	2004 £000
Audit fees		
Paid to Group auditors	**405**	328
Paid to other auditors	**-**	170
Total audit fees for Group	**405**	498
Company audit fee	**22**	21

A more detailed analysis of the amounts charged to the profit and loss account or included within the issue costs of debt in respect of fees paid to the Group auditors and their associates is given below:

	2005 £000	**2005**	2004 £000	2004
Audit services				
Statutory audit - UK	**405**	**48%**	311	47%
Statutory audit - Overseas	**-**	**-**	17	3%
Audit-related regulatory reporting	**12**	**1%**	12	2%
	417	**49%**	340	52%
Further assurance services				
Securitisation services	**144**	**17%**	90	14%
'Due diligence' services	**-**	**-**	5	1%
Other services	**69**	**8%**	15	2%
	213	**25%**	110	17%
Tax services				
Compliance services	**129**	**15%**	117	18%
Advisory services	**88**	**11%**	88	13%
	217	**26%**	205	31%
	847	**100%**	655	100%

10. TAX CHARGE ON PROFIT ON ORDINARY ACTIVITIES

(a) Analysis of charge in the year

	2005 **£m**	2004 £m
Current tax		
UK Corporation Tax on profits of the period	**17.5**	16.5
Adjustment in respect of prior periods	-	(0.3)
Write-back of Advance Corporation Tax (ACT)	-	(0.7)
Total current tax	**17.5**	15.5
Deferred tax (note 26)		
Origination and reversal of timing differences	**(1.4)**	3.1
Recognition of asset not previously recognised	-	(2.4)
Adjustment in respect of prior periods	-	0.1
Total deferred tax	**(1.4)**	0.8
Tax charge on profit on ordinary activities	**16.1**	16.3

(b) Factors affecting tax charge for the year

The tax assessed for the year is lower than the standard rate of corporation tax in the UK of 30% (2004: 30%). The differences are explained below.

	2005 **£m**	2004 £m
Profit on ordinary activities before taxation	**76.8**	71.0
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2004: 30%)	**23.0**	21.3
Effects of:		
Reversal of timing differences	**(3.7)**	(3.1)
Permanent differences	**(1.8)**	(1.7)
ACT credit	-	(0.7)
Prior year credit	-	(0.3)
Current tax charge for the year	**17.5**	15.5

(c) Factors that may affect future tax charges

The Group will not be taxable on the amortisation of the negative goodwill arising on the acquisition of Mortgage Trust Limited in future periods. In addition the Group currently has £0.3m of ACT (2004: £0.3m) which has not been recognised together with approximately £24.0m of tax losses (2004: £22.0m) in subsidiary companies. Future tax charges will be reduced from the standard rate if profits arise in the appropriate subsidiaries.

In addition, the Group has capital losses in excess of £40.0m (2004: £40.0m) which are available to offset against future capital gains of the Group.

11. PROFIT ATTRIBUTABLE TO MEMBERS OF THE PARAGON GROUP OF COMPANIES PLC

The holding company's profit after tax for the financial year amounted to £19.0m (2004: £34.7m). A separate profit and loss account has not been prepared for the holding company under the provisions of Section 230 of the Companies Act 1985.

12. EQUITY DIVIDEND

	2005 PER SHARE	2004 PER SHARE	**2005 £m**	2004 £m
Equity dividend on ordinary shares				
Interim paid	**5.2p**	3.9p	**6.0**	4.5
Proposed final	**7.4p**	5.7p	**8.4**	6.5
	12.6p	9.6p	**14.4**	11.0

13. EARNINGS PER SHARE

Earnings per ordinary share is calculated as follows:

	2005	2004
Profit for the year	**£60,700,000**	£54,700,000
Basic weighted average number of ordinary shares ranking for dividend during the year	**114,055,451**	113,942,576
Dilutive effect of the weighted average number of share options and incentive plans in issue during the year	**4,949,671**	4,364,990
Diluted weighted average number of ordinary shares ranking for dividend during the year	**119,005,122**	118,307,566
Earnings per ordinary share - basic	**53.3p**	48.0p
- diluted	**51.1p**	46.2p

14. INTANGIBLE FIXED ASSETS

	NEGATIVE GOODWILL £m
Cost	
At 1 October 2004 and at 30 September 2005	21.3
Accumulated amortisation	
At 1 October 2004	7.3
Credit for the year	4.1
At 30 September 2005	11.4
Net book value	
At 30 September 2005	**9.9**
At 30 September 2004	14.0

Negative goodwill is being written off over the lives of the mortgage assets acquired. It is currently expected that substantially all of this balance would be amortised within five years under this policy.

15. TANGIBLE FIXED ASSETS

	SHORT LEASEHOLD PREMISES £m	PLANT AND MACHINERY £m	TOTAL £m
Cost			
At 1 October 2004	2.7	10.3	13.0
Additions	-	1.7	1.7
Disposals	-	(3.6)	(3.6)
At 30 September 2005	2.7	8.4	11.1
Accumulated depreciation			
At 1 October 2004	1.4	8.2	9.6
Charge for the year	0.1	1.2	1.3
On disposals	-	(3.4)	(3.4)
At 30 September 2005	1.5	6.0	7.5
Net book value			
At 30 September 2005	**1.2**	**2.4**	**3.6**
At 30 September 2004	1.3	2.1	3.4

16. ASSETS SUBJECT TO NON-RECOURSE FINANCE

Prior to its acquisition by the Group, certain loans originated by Mortgage Trust Limited had been sold to companies, ultimately beneficially owned by charitable trusts, which had raised non-recourse finance to fund these purchases. The Group is not obliged to support any losses of these companies and does not intend to do so. This is clearly stated in the terms and conditions under which the finance was raised, which provide that the finance providers will receive interest and repayment of principal only to the extent that sufficient funds are generated by the mortgage portfolios acquired by each company.

The priority and amount of claims on the proceeds generated by the assets are determined in accordance with a strict priority of payments. The Group receives net income from the mortgages after the claims of the finance providers have been satisfied in full. The finance providers have no recourse to the Group in any form.

The amounts included within Fixed Asset Investments in the Group balance sheet in respect of these companies are:

	2005 £m	2004 £m
Loans to customers	**1,030.8**	1,458.4
Cash at bank and in hand	**85.2**	99.3
Assets subject to non-recourse finance	**1,116.0**	1,557.7
Asset backed bank loans	**31.8**	28.4
Asset backed loan notes	**1,043.4**	1,491.9
Non-recourse finance	**1,075.2**	1,520.3
At 30 September 2005	**40.8**	37.4

Arianty No. 1 plc has a similar structure, but due to the specific requirements of this arrangement, the linked presentation above is not appropriate and the assets and liabilities of the company are fully consolidated.

The companies party to these arrangements are:

	PRINCIPAL ACTIVITY
Arianty No. 1 plc	Residential mortgages
First Flexible No. 1 plc	Residential mortgages
First Flexible No. 2 plc	Residential mortgages
First Flexible No. 3 plc	Residential mortgages
First Flexible No. 4 plc	Residential mortgages
First Flexible No. 5 plc	Residential mortgages
Mortgage Funding Corporation plc	Residential mortgages
Mortgage Funding Corporation No. 6 plc	Residential mortgages

All of the above companies are registered and operate in England and Wales and are accounted for as quasi-subsidiaries in the consolidated accounts of the Group.

The summarised balance sheet before consolidation adjustments of the above companies is as follows:

	2005 £m	2004 £m
Assets employed		
Fixed assets		
Loans to customers	**1,039.8**	1,695.2
Current assets		
Debtors falling due within one year	**0.3**	0.4
Cash at bank and in hand	**86.0**	104.6
	1,126.1	1,800.2
Financed by		
Equity shareholders' funds		
Called-up share capital	**0.1**	0.1
Profit and loss account	**0.3**	0.2
	0.4	0.3
Creditors		
Amounts falling due within one year	**48.6**	3.6
Amounts falling due after more than one year	**1,077.1**	1,796.3
	1,126.1	1,800.2

The summarised profit and loss accounts before consolidation adjustments for the years ended 30 September 2004 and 30 September 2005 for the companies named above are as follows:

	2005 £m	2004 £m
Interest receivable	**82.0**	108.8
Interest payable	**(67.9)**	(90.8)
Total operating income	**14.1**	18.0
Operating expenses	**(13.5)**	(18.0)
Provisions for losses	**(0.5)**	0.2
Profit on ordinary activities before taxation	**0.1**	0.2

Operating expenses includes provision for amounts payable to the Group of £13.4m (2004: £17.8m).

There have been no recognised gains and losses in any of these companies, other than the result for the period.

16. ASSETS SUBJECT TO NON-RECOURSE FINANCE (continued)

The summarised cash flows for the above companies, before consolidation adjustments for the years ended 30 September 2004 and 30 September 2005 are as follows:

	2005 £m	2004 £m
Cash (outflow)/inflow from operating activities	**(1.5)**	0.1
Capital expenditure and financial investment	**655.4**	0.5
	653.9	0.6
Financing	**(672.4)**	(0.6)
(Decrease) in cash in the period	**(18.5)**	-

17. LOANS TO CUSTOMERS

	2005 £m	2004 £m
Cost		
At 1 October 2004	**4,492.5**	3,051.3
Additions	**2,027.6**	1,759.8
Disposals	**(1.1)**	-
Refinancing of non-recourse finance	**-**	576.9
Amortisation of commissions	**(34.9)**	(33.2)
Other debits	**367.0**	344.1
Repayments and redemptions	**(1,353.2)**	(1,206.4)
At 30 September 2005	**5,497.9**	4,492.5

Included in loans to customers are £182.8m (2004: £218.6m) of hire purchase receivables. The aggregate rentals receivable during the year in respect of hire purchase contracts were £22.0m (2004: £28.5m). The cost of assets acquired by the Group for the purposes of letting under hire purchase contracts amounted to £126.3m (2004: £147.5m).

'Other debits' includes primarily interest receivable on loans outstanding and movements on provisions against these loans.

18. INVESTMENT IN SUBSIDIARY COMPANIES

	2005 £m	2004 £m
Shares in Group companies		
At 1 October 2004	**313.1**	249.0
Additions during the year	**5.0**	35.3
Disposals	**-**	(4.0)
Revaluation		
Provision credited to the profit and loss account	**10.5**	17.6
Credited to the revaluation reserve	**37.6**	15.2
	366.2	313.1
Loans to Group companies		
At 1 October 2004	**113.4**	93.1
Additions during the year	**27.1**	17.7
Revaluation		
Provision credited to the profit and loss account	**0.4**	2.6
	140.9	113.4
At 30 September 2005	**507.1**	426.5

Comparable amounts determined according to the historic cost convention are:

	SHARES IN GROUP COMPANIES £m	LOANS TO GROUP COMPANIES £m	TOTAL £m
Cost	371.4	141.0	512.4
Provision	(94.1)	(0.1)	(94.2)
At 30 September 2005	277.3	140.9	418.2
At 30 September 2004	261.8	113.4	375.2

18. INVESTMENT IN SUBSIDIARY COMPANIES (continued)

Principal operating subsidiaries comprise:

	HOLDING	PRINCIPAL ACTIVITY
Direct subsidiaries of The Paragon Group of Companies PLC		
Paragon Finance PLC	100%	Residential mortgages and asset administration
Mortgage Trust Limited	100%	Residential mortgages
Paragon Mortgages Limited	100%	Residential mortgages
Homeloans (No. 4) PLC	74%	Residential mortgages
Paragon Vehicle Contracts Limited	100%	Vehicle fleet management
Paragon Car Finance Limited	100%	Vehicle finance
Paragon Personal Finance Limited	100%	Unsecured lending
Paragon Mortgages (No. 3) PLC	100%	Residential mortgages
Paragon Mortgages (No. 4) PLC	100%	Residential mortgages
Paragon Mortgages (No. 5) PLC	100%	Residential mortgages
Paragon Mortgages (No. 6) PLC	100%	Residential mortgages
Paragon Mortgages (No. 7) PLC	100%	Residential mortgages
Paragon Mortgages (No. 8) PLC	100%	Residential mortgages
Paragon Mortgages (No. 9) PLC	100%	Residential mortgages
Paragon Loan Finance (No. 1) PLC	100%	Loan and vehicle finance
Paragon Loan Finance (No. 2) PLC	100%	Loan and vehicle finance
Paragon Personal and Auto Finance (No. 2) PLC	100%	Loan and vehicle finance
Paragon Personal and Auto Finance (No. 3) PLC	100%	Loan and vehicle finance
Paragon Secured Finance (No. 1) PLC	100%	Loan finance
Subsidiary of Paragon Mortgages Limited		
Paragon Second Funding Limited	100%	Residential mortgages and loan and vehicle finance
Subsidiaries of Mortgage Trust Limited		
Mortgage Trust Services plc	100%	Residential mortgages and asset administration
First Flexible No. 6 PLC	74%	Residential mortgages

The holdings shown above are those held by the Group. These are the same as those held by the holding company, except that The Paragon Group of Companies PLC holds only 76% of the share capital of Paragon Mortgages (No. 8) PLC and Paragon Mortgages (No. 9) PLC, the remainder being held by other group companies.

The issued share capital of all subsidiaries consists of ordinary share capital, except that Homeloans (No. 4) PLC and First Flexible No. 6 PLC have additional preference share capital held by the Group. The financial year end of all of the above companies is 30 September. They are all registered and operate in England and Wales.

The minority interests in Homeloans (No. 4) PLC and First Flexible No. 6 PLC are not material.

19. QUASI-SUBSIDIARIES

Realisations (Guernsey) Limited, a company registered and operating in the Bailiwick of Guernsey in which the controlling interest is held by a discretionary trust established for charitable purposes, was set up to acquire the controlling interest in Homeloans (Jersey) Limited from the Group as part of a financing arrangement. Homeloans (Jersey) Limited is a company registered in the Bailiwick of Jersey and operating in the United Kingdom.

As a result of the arrangements for this transaction, according to the definition set out in Financial Reporting Standard 5 – 'Reporting the Substance of Transactions', the Group gains the benefits arising from the net assets of Realisations (Guernsey) Limited and its subsidiary and hence they are treated as quasi-subsidiaries of the Group.

Other quasi-subsidiary companies, relating to the funding arrangements of Mortgage Trust are described in note 16.

20. STOCKS

	2005 £m	2004 £m
Residual purchase obligations	**2.6**	3.1
Vehicles on extended hire or held for resale	**0.4**	0.3
	3.0	3.4

21. DEBTORS

	THE GROUP		THE COMPANY	
	2005 £m	2004 £m	**2005 £m**	2004 £m
Amounts falling due within one year				
Amounts owed by Group companies	-	-	**59.8**	50.7
Tax debtors	**1.1**	1.2	-	-
Other debtors	**6.1**	6.4	-	0.7
Prepayments and accrued income	**0.5**	1.2	-	-
	7.7	8.8	**59.8**	51.4

22. CALLED-UP SHARE CAPITAL

	2005 £m	2004 £m
Authorised:		
175,000,000 (2004: 175,000,000) ordinary shares of 10p each	**17.5**	17.5
Allotted and paid-up:		
120,762,342 (2004: 119,891,708) ordinary shares of 10p each	**12.1**	12.0

During the year 679,307 ordinary shares (£67,931 par value) were issued for £1,239,633 and a further 191,327 (£19,132 par value) were issued for £231,334. These issues were made under the executive share option schemes and the Sharesave scheme respectively.

23. RESERVES

(a) The Group

	SHARE PREMIUM ACCOUNT £m	MERGER RESERVE £m	PROFIT AND LOSS ACCOUNT £m	TOTAL £m
Balance at 1 October 2004	68.8	(70.2)	270.1	268.7
Share options exercised	1.4	-	0.8	2.2
Charge for long-term incentive plan	-	-	1.5	1.5
Retained profit for the year	-	-	46.3	46.3
Balance at 30 September 2005	**70.2**	**(70.2)**	**318.7**	**318.7**

The cumulative amount of goodwill on acquisitions written off to reserves is £56.4m (2004: £56.4m). This balance has been offset against the profit and loss account to ensure compliance with Financial Reporting Standard 10 – 'Goodwill and Intangible Assets'.

(b) The Company

	SHARE PREMIUM ACCOUNT £m	REVALUATION RESERVE £m	PROFIT AND LOSS ACCOUNT £m	TOTAL £m
Balance at 1 October 2004	68.8	51.3	162.6	282.7
Revaluation of investments in subsidiaries	-	37.6	-	37.6
Share options exercised	1.4	-	0.8	2.2
Charge for long-term incentive plan	-	-	1.5	1.5
Retained profit for the year	-	-	4.6	4.6
Balance at 30 September 2005	**70.2**	**88.9**	**169.5**	**328.6**

The difference between the reserves of the Group and the reserves of the Company of £9.9m (2004: £14.0m) represents the negative goodwill capitalised and being written off on the acquisition of Mortgage Trust Limited.

24. OWN SHARES

	2005 £m	2004 £m
Treasury shares		
At 1 October 2004	-	-
Shares purchased	**8.3**	-
At 30 September 2005	**8.3**	-
ESOP shares		
At 1 October 2004	**12.3**	9.8
Shares purchased	**4.1**	2.9
Options exercised	**(1.9)**	(0.4)
At 30 September 2005	**14.5**	12.3
	22.8	12.3

At 30 September 2005 the number of the Company's own shares held in treasury was 1,790,000 (2004: nil). These shares had a nominal value of £179,000 (2004: £nil). The dividends on these shares have been waived.

The ESOP shares are held in trust for the benefit of employees exercising their options under the Company's share option schemes and awards under the Paragon Performance Share Plan and Deferred Bonus Scheme. The trustee's costs are included in the operating expenses of the Company. At 30 September 2005, the trust held 5,994,552 shares (2004: 6,128,230) with a nominal value of £599,455 (2004: £612,823) and a market value of £31,831,071 (2004: £20,897,264). Options, or awards under the Paragon Performance Share Plan or Deferred Bonus Scheme were outstanding against 5,952,101 of these shares at 30 September 2005 (2004: 6,030,042). The dividends on these shares have not been waived.

25. RIGHTS TO THE ALLOTMENT OF SHARES

(a) Share Options

Options have been granted to directors and senior employees from time to time, on the basis of performance and at the discretion of the Remuneration Committee. Further details of the share option schemes are given in the Report of the Board to the Shareholders on Directors' Remuneration on pages 24 to 26.

Options are outstanding under the Executive Share Option and the All Employee Share Option schemes to purchase 5,814,891 ordinary shares of 10p each (2004: 7,250,721) as follows:

NUMBER	PERIOD EXERCISABLE	PRICE
435,000	31/03/2001 to 31/03/2008	218.00p
480,000	11/01/2002 to 11/01/2009	147.50p
100,000	27/09/2002 to 27/09/2006	209.50p
285,000	17/02/2003 to 17/02/2010	147.00p
600,000	26/05/2003 to 26/05/2007	148.50p
27,974	01/08/2005 to 01/02/2006	120.64p
830,000	27/11/2004 to 27/11/2011	248.00p
540,000	29/07/2005 to 29/07/2012	186.50p
620	23/12/2005 to 23/12/2012	161.50p
782,237	14/03/2006 to 14/03/2013	186.50p
408,890	01/08/2006 to 01/02/2007	183.04p
141,114	01/08/2008 to 01/02/2009	183.04p
432,890	18/12/2006 to 18/12/2013	339.00p
40,000	01/06/2007 to 01/06/2014	322.50p
434,552	01/12/2007 to 01/12/2014	348.38p
160,735	01/08/2008 to 01/02/2009	326.76p
115,879	01/08/2010 to 01/02/2011	326.76p

A number of the above options were granted to former employees whose rights terminate at the later of twelve months following redundancy or forty-two months after the issue of the options.

(b) Paragon Performance Share Plan

Conditional entitlements to the allotment of 1,832,045 ordinary shares of 10p each (2004: 1,288,612) are outstanding under the Paragon Performance Share Plan. Awards under this plan comprise a right to acquire shares in the Company for nil or nominal payment and will vest on the third anniversary of their granting to the extent that the applicable performance criteria have been satisfied.

The Company's total shareholder return over the three year period will be compared to that of the constituents of the FTSE All Share 'Banks' and 'Speciality and Other Finance' sectors. No part of an award shall vest for a below median performance. 25% of the award shall vest for a median performance. An award will only vest fully for an upper quartile performance, and between these two points awards will vest on a straight line basis. The awards will lapse to the extent that the performance condition has not been satisfied on the third anniversary.

The conditional entitlements outstanding under this scheme at 30 September 2005 were:

NUMBER	PERIOD EXERCISABLE
451,118	13/03/2006 to 13/09/2006
260,748	02/07/2006 to 02/01/2007
289,533	18/12/2006 to 18/06/2007
268,169	22/06/2007 to 22/12/2007
297,273	02/12/2007 to 02/06/2008
265,204	02/06/2008 to 02/12/2008

(c) Deferred Bonus Scheme

Conditional entitlements to the allotment of 360,377 ordinary shares (2004: 170,430) of 10p each are outstanding under the Deferred Bonus Scheme. Awards under this scheme comprised a right to acquire shares in the Company for nil or nominal payment and will vest on the third anniversary of their granting.

The conditional entitlements outstanding under this scheme at 30 September 2005 were:

NUMBER	TRANSFER DATE
170,430	01/10/2006
189,947	01/10/2007

The shares awarded will be transferred to the scheme participants as soon as is reasonably practicable after the transfer date.

26. PROVISIONS FOR LIABILITIES AND CHARGES

(a) The Group

	DEFERRED TAXATION £m	OTHER PROVISION £m	TOTAL £m
Provision at 1 October 2004	2.1	3.5	5.6
Current year (credit)/charge	(1.4)	0.4	(1.0)
Utilised in the year	-	(1.2)	(1.2)
Released in the year	-	(0.6)	(0.6)
Provision at 30 September 2005	**0.7**	**2.1**	**2.8**

The other provisions include committed future lease costs for properties no longer occupied by the Group and costs associated with the decision to relocate certain of the operations of Mortgage Trust to the Group's head office. The relocation provision had reduced to zero at 30 September 2005, the other provisions are expected to be utilised within five years.

The liability for deferred taxation for which provision has been made is analysed as follows:

	2005 £m	2004 £m
Accelerated capital allowances	**(2.4)**	-
Other timing differences	**3.1**	2.1
Provision at 30 September 2005	**0.7**	2.1

In addition there are unprovided deferred tax assets of approximately £7.3m (2004: £13.0m). These predominantly arise from pre-acquisition losses in Mortgage Trust companies acquired in the year ended 30 September 2003 and will only be available to offset against future profits of a suitable nature arising in these companies. The directors consider that there is insufficient evidence that such profits will arise to justify the recognition of a deferred tax asset in respect of these balances.

(b) The Company

There is no potential liability for deferred tax in the holding company either at 30 September 2005 or 30 September 2004.

27. PENSIONS

During the year the transitional provisions of Financial Reporting Standard 17 – 'Retirement Benefits' ('FRS 17') continue to be in force. This standard will require assets or liabilities arising from defined benefit pension schemes to be evaluated and accounted for in companies' primary financial statements on a new basis.

As a transitional measure, the standard requires that information relating to the pension asset or liability calculated on the new basis is disclosed by way of memorandum in the notes to the accounts. These disclosures are given at (a) below. The Standard provides that the asset or liability recognised in the accounts at 30 September 2005 should continue to be calculated according to Statement of Standard Accounting Practice 24 – 'Accounting for Pension Costs' ('SSAP 24'). Disclosures relating to this calculation are given at (b) below.

Disclosures in respect of defined contribution pension schemes under both standards are given at (c) below.

The pension scheme asset calculated in accordance with SSAP 24 and recognised in the balance sheet of the Group at 30 September 2005 was £0.0m (2004: £0.0m) and the liability at that date calculated in accordance with FRS 17 was £10.2m (2004: £10.0m). The difference of £10.2m (2004: £10.0m) relates to the differing bases of calculation.

(a) Disclosures made in accordance with FRS 17

The Group operates a defined benefit pension scheme in the UK. A full actuarial valuation was carried out at 31 March 2004 and updated to 30 September 2005 by a qualified independent actuary. The service cost has been calculated using the Projected Unit method. As a result of the Plan being closed to new entrants, the service cost will increase as the members of the Plan approach retirement. The major assumptions used by the actuary were (in nominal terms):

	30 SEPTEMBER 2005	30 SEPTEMBER 2004	30 SEPTEMBER 2003
Rate of increase in salaries	**3.50% p.a.**	3.75% p.a.	3.50% p.a.
Rate of increase in deferred pensions in excess of GMP which receives statutory revaluation	**2.50% p.a.**	2.75% p.a.	2.50% p.a.
Rate of increase in pensions in payment in excess of GMP which receives statutory increases	**2.50% p.a.**	2.75% p.a.	2.50% p.a.
Discount rate	**5.10% p.a.**	5.60% p.a.	5.40% p.a.
Inflation assumption	**2.50% p.a.**	2.75% p.a.	2.50% p.a.

27. PENSIONS (continued)

The assets in the Plan at 30 September 2005, 30 September 2004 and 30 September 2003 and the expected rate of return were:

	AT 30 SEPTEMBER 2005		AT 30 SEPTEMBER 2004		AT 30 SEPTEMBER 2003	
	LONG-TERM RATE OF RETURN EXPECTED	**VALUE £m**	LONG-TERM RATE OF RETURN EXPECTED	VALUE £m	LONG-TERM RATE OF RETURN EXPECTED	VALUE £m
Equities	**7.0%**	**21.1**	7.5%	15.5	7.5%	13.3
Bonds	**4.3%**	**3.3**	4.8%	2.7	4.7%	2.2
Other	**4.0%**	**0.1**	4.0%	0.1	4.0%	-
Total market value of assets		**24.5**		18.3		15.5
Present value of scheme liabilities		**(39.1)**		(32.6)		(22.0)
Deficit in the scheme		**(14.6)**		(14.3)		(6.5)
Related deferred tax		**4.4**		4.3		2.1
Net pension liability		**(10.2)**		(10.0)		(4.4)

The movement in the deficit in the scheme during the year was as follows:

	2005 £m	2004 £m
Deficit in the scheme at 1 October 2004	**(14.3)**	(6.5)
Movement in year		
Current service cost	**(1.7)**	(1.2)
Contributions	**1.9**	1.0
Past service costs	**-**	-
Other finance income	**(0.5)**	(0.1)
Actuarial gain/(loss)	**-**	(7.5)
Deficit in the scheme at 30 September 2005	**(14.6)**	(14.3)

The actuarial loss arising in the year ended 30 September 2004 resulted primarily from the use of updated mortality statistics.

The Group's contribution to the scheme is shown in note 6. The agreed rate of employer contributions was 12.5% of gross salaries for participating employees until 31 March 2005 and 38.4% of gross salaries for participating employees thereafter.

Analysis of reserves

If the treatment which will be required by FRS 17 had been adopted in the preparation of the financial statements for the year ended 30 September 2005, the balance which would have been shown in the reserves of the Group in respect of the profit and loss account would have been analysed as follows:

	2005 £m	2004 £m
Profit and loss account excluding pension liability	**318.7**	270.1
Pension liability	**(10.2)**	(10.0)
Profit and loss account after adjustment for pension liability	**308.5**	260.1

Analysis of the amount charged to operating expenses

If the treatment which will be required by FRS 17 had been adopted in the preparation of the financial statements for the year ended 30 September 2005, the amount which would have been charged to operating expenses would have been analysed as follows:

	2005 £m	2004 £m
Current service cost	**1.7**	1.2
Past service cost	**-**	-
Total operating charge	**1.7**	1.2

Analysis of the amount credited to other finance income

If the treatment which will be required by FRS 17 had been adopted in the preparation of the financial statements for the year ended 30 September 2005, the amount which would have been credited to other finance income would have been analysed as follows:

	2005 £m	2004 £m
Expected return on pension scheme assets	**1.4**	1.2
Interest on pension scheme liabilities	**(1.9)**	(1.3)
Net return	**(0.5)**	(0.1)

27. PENSIONS (continued)

Analysis of the amount recognised in the statement of total recognised gains and losses

If the treatment which will be required by FRS 17 had been adopted in the preparation of the financial statements for the year ended 30 September 2005, the actuarial gain/(loss) which would have been recognised in the statement of total recognised gains and losses would have been analysed as follows:

	2005 £m	2004 £m
Actual return less expected return on pension scheme assets	**2.8**	0.3
Experience gains and losses arising on scheme liabilities	-	(1.7)
Changes in assumptions underlying the present value of the scheme liabilities	**(2.8)**	(6.1)
Actuarial gain/(loss)	**-**	(7.5)

History of experience gains and losses

	2005	2004	2003	2002
Difference between the expected and actual return on scheme assets:				
Amount (£m)	**2.8**	0.3	1.3	(3.5)
Percentage of scheme assets	**12%**	1%	8%	(30)%
Experience gains and losses on scheme liabilities:				
Amount (£m)	-	(1.7)	-	0.2
Percentage of the present value of scheme liabilities	-	(5)%	-	1%
Total amount recognised in statement of total recognised gains and losses:				
Amount (£m)	-	(7.5)	0.3	(5.1)
Percentage of the present value of the scheme liabilities	-	(23)%	1%	(28)%

(b) Disclosures made in accordance with SSAP 24

The relevant actuarial valuation of the Group Pension Scheme was completed as at 31 March 2004 using the projected unit method, at which date the market value of the assets was £17.3m. The principal assumptions used in the latest valuation were that the annual pre-retirement return on investment used would be 9.0% on accumulated assets, while in valuing past service benefits a return on investment of 8.0% would be used. The annual rate of increase in pensions was assumed to be 3.5%. The valuation revealed that the actuarial value of assets was sufficient to cover 105% of the statutory minimum liabilities in accordance with the Pensions Act 1995.

(c) Defined contribution pension schemes

In addition to the Group Pension Scheme, the Group operates a defined contribution (Stakeholder) pension scheme. Contributions made by the Group to this scheme in the year ended 30 September 2005 were £0.0m (2004: £0.0m).

28. CREDITORS

	THE GROUP 2005 £m	THE GROUP 2004 £m	THE COMPANY 2005 £m	THE COMPANY 2004 £m
Amounts falling due within one year				
Bank loans and overdrafts	**0.5**	1.2	**-**	-
Amounts owed to Group companies	**-**	-	**112.3**	180.6
Proposed dividend	**8.8**	6.8	**8.8**	6.8
Corporation tax	**12.9**	7.7	**0.8**	1.4
Accruals	**58.4**	50.7	**10.6**	7.3
	80.6	66.4	**132.5**	196.1
Amounts falling due after more than one year				
Asset backed loan notes	**4,486.6**	3,690.0	**-**	-
Corporate bond	**118.2**	-	**118.2**	-
Bank loans	**990.5**	901.6	**-**	-
Accruals	**1.6**	2.0	**-**	-
	5,596.9	4,593.6	**118.2**	-

A maturity analysis of the above borrowings and further details of asset backed loan notes and bank loans are given in note 29.

29. FINANCIAL INSTRUMENTS

The Group's operations are financed principally by floating rate, asset backed loan notes and, to a lesser extent, by a mixture of share capital, retained earnings, corporate debt and bank borrowings.

The Group issues financial instruments to finance its lending operations and uses derivative financial instruments to hedge interest rate risk arising from fixed rate lending or borrowing. In addition, various financial instruments, for example debtors, prepayments and accruals, arise directly from the Group's operations.

It is, and has been throughout the year under review, the Group's policy that no trading in financial instruments shall be undertaken.

The principal risks arising from the Group's financial instruments are credit risk, liquidity risk and interest rate risk. The Board operates through the Asset and Liability Committee to review and agree policies for managing each of these risks and they are summarised below. These policies have remained unchanged throughout the year and since the year end and the position disclosed below is materially similar to that existing throughout the year.

29. FINANCIAL INSTRUMENTS (continued)

Credit risk

The Group's business objectives rely on maintaining a high-quality customer base and place strong emphasis on good credit management, both at the time of acquiring or underwriting a new loan, where strict lending criteria are applied, and in the collections process.

First mortgages and secured loans are secured by charges over residential properties in England and Wales, or similar Scottish or Northern Irish securities. Car loans are secured by the financed vehicle.

Despite this security, in assessing credit risk, an applicant's ability and propensity to repay the loan remain the principal factors in the decision to lend.

In order to control credit risk relating to counterparties to the Group's financial instruments, the Asset and Liability Committee determines which counterparties the Group will deal with, establishes limits for each counterparty and monitors compliance with those limits.

Liquidity risk

The Group's assets are principally financed by asset backed loan notes issued through the securitisation process. Securitisation substantially reduces the Group's liquidity risk by matching the maturity profile of the Group's funding to the profile of the assets to be funded.

Asset backed loan notes

The asset backed loan notes are secured on portfolios comprising variable and fixed rate mortgages or personal, retail and car loans, and are redeemable in part from time to time, but such redemptions are limited to the net capital received from borrowers in respect of the underlying assets. There is no requirement for the Group to make good any shortfall out of general funds. It is likely that a substantial proportion of these notes will be repaid within five years. Interest is payable

- on notes denominated in sterling at various rates between 0.11% and 2.00% above the London Interbank Offered Rate ('LIBOR') for three month sterling products;
- on notes denominated in euros at various rates between 0.11% and 1.40% above the Euro Interbank Offered Rate ('EURIBOR') for three month euro products; and
- on notes denominated in US dollars at various rates between 0.18% and 1.40% above the London Interbank Offered Rate for three month US dollar products ('Dollar LIBOR').

During the year, Group companies issued £1,700.0m (2004: £2,114.8m) of mortgage backed floating rate notes at par and €750.0m (2004: £nil) of asset backed floating rate notes at par.

Before its acquisition by the Group, Mortgage Trust had also obtained finance from the securitisation markets as described in note 16. The sterling notes issued in these transactions, which form part of 'Non-Recourse Finance' in the Group balance sheet are secured on the underlying assets and bear interest at various rates between 0.23% and 1.80% above LIBOR for three month sterling products. It is likely that a substantial proportion of these notes will be repaid within five years. The companies which issued these notes have entered into £215.0m (2004: £215.0m) of sterling revolving credit facilities to fund, where necessary, the purchase of mortgage redraws. At 30 September 2005 £nil (2004: £nil) had been drawn down under these facilities.

Bank borrowings

In connection with the acquisition of Mortgage Trust the Group entered into a bank loan secured against cashflows generated by certain of the acquired assets. Interest is payable on this loan at a rate of 1.35% above LIBOR. This loan is repayable only out of cash receipts generated by these assets and there is no further recourse to the Group. Included within bank loans at 30 September 2005 is £16.4m (2004: £28.8m) in respect of this loan.

The Group is party to an arrangement, made via the quasi-subsidiaries described in note 19, whereby the Group received monies from a UK bank in return for the right to receive certain future cash flows from a securitised portfolio. The commercial effect of this transaction is that of a bank loan, secured on the assets of the portfolio concerned, but subordinated to the asset backed loan notes. Payments on this facility are made out of receipts from borrowers in the same way as for the asset backed loan notes. Included in bank loans at 30 September 2005 is £1.0m (2004: £7.3m) in respect of this arrangement.

Assets are typically securitised within twelve months of origination. Until that point new loans are funded by a bank facility. This is currently provided by a £1,425.0m (2004: £1,325.0m) committed sterling facility provided to Paragon Second Funding Limited by a consortium of banks. £895.8m (2004: £468.5m) is included in bank loans in respect of drawings on this facility. This facility is secured on all the assets of Paragon Second Funding Limited, Paragon Car Finance Limited and Paragon Personal Finance Limited. This facility remains available for further drawings until 29 February 2008 and although its final repayment date is 28 February 2050 it is likely that substantial repayments will be made within the next five years.

The £60.0m (2004: £225.0m) committed sterling facility provided to Arianty No. 1 PLC by a consortium of banks is still in place. £6.0m is included in bank loans in respect of drawings on this facility (2004: £220.0m). This facility is secured on all the assets of Arianty No. 1 PLC. At the year end the facility remained available for further drawings until 14 November 2005. This was renewed for a further year for a reduced amount and may be further renewed on an annual basis. Repayment of the loan is due two years after it ceases to be available for further drawings.

Assets originated by Mortgage Funding Corporation PLC are funded by a £55.0m (2004: £55.0m) committed sterling bank facility. £31.6m (2004: £28.5m) is included in non-recourse finance in respect of drawings on this facility. This facility is secured on all the assets of that company. This facility is repayable on 4 August 2006.

As with the asset backed loan notes, repayments of all of these facilities before the final repayment date are restricted to the amount of principal cash realised from the funded assets.

In addition to these borrowings the Group has a committed corporate syndicated sterling bank facility of £280.0m (2004: £280.0m), used to provide working capital for the Group. Included in bank loans are drawings of £71.3m (2004: £177.0m) made by Paragon Finance PLC under this facility. This facility falls due for repayment on 27 February 2008. The facility is secured on all the assets of the Company and Paragon Finance PLC.

Interest on the bank facilities is payable at various rates between 0.22% and 0.90% above LIBOR. The undrawn amounts on these bank facilities at 30 September 2005 and 30 September 2004 are set out below.

	2005 £m	2004 £m
Undrawn committed facilities for which repayment would fall due:		
In one year or less	**23.3**	-
In more than one year but not more than two years	**54.0**	31.5
In more than two years	**636.0**	958.0
	713.3	989.5

29. FINANCIAL INSTRUMENTS (continued)

Corporate bond

On 20 April 2005 the Company issued £120.0m of 7% Callable Subordinated Notes at an issue price of 99.347% to provide long-term capital for the Group. These bonds bear interest at a fixed rate of 7% per annum and are repayable on 20 April 2017, but may be repaid on 20 April 2012 at the Company's option. They are unsecured and subordinated to any other creditors of the Company. At 30 September 2005 £118.2m (2004: £nil) was included within creditors in respect of these bonds.

Cash and investments

Cash received in respect of loan assets is not immediately available for Group purposes, due to the terms of the warehouse facilities and the securitisations. Included within 'Cash at bank and in hand' and 'Investments' at 30 September 2005 is £325.3m subject to such restrictions (2004: £378.5m).

'Cash at Bank and in hand' also includes £1.7m (2004: £0.5m) held by the Trustees of the Paragon Employee Share Ownership Plans which may only be used to invest in the shares of the Company, pursuant to the aims of those plans.

'Investments' includes sterling term deposits with London banks which are disclosed as liquid resources in the cash flow statement.

The securitisation process and the terms of the warehouse facilities effectively remove any liquidity risk from the funding of the Group's loan assets. It remains to ensure that sufficient funding is available to provide capital support for new loans and working capital for the Group. This responsibility rests with the Asset and Liability Committee which sets the Group's liquidity policy and uses detailed cash flow projections to ensure that an adequate level of liquidity is available at all times.

Set out below is the maturity profile of the Group's financial liabilities at 30 September 2005 and 30 September 2004:

	FINANCIAL LIABILITIES FALLING DUE:				**2005**	FINANCIAL LIABILITIES FALLING DUE:				2004
	IN ONE YEAR OR LESS, OR ON DEMAND	IN MORE THAN ONE YEAR, BUT NOT MORE THAN TWO YEARS	IN MORE THAN TWO YEARS, BUT NOT MORE THAN FIVE YEARS	IN MORE THAN FIVE YEARS	**TOTAL**	IN ONE YEAR OR LESS, OR ON DEMAND	IN MORE THAN ONE YEAR, BUT NOT MORE THAN TWO YEARS	IN MORE THAN TWO YEARS, BUT NOT MORE THAN FIVE YEARS	IN MORE THAN FIVE YEARS	TOTAL
	£m	£m	£m	£m	**£m**	£m	£m	£m	£m	£m
Non-recourse finance	31.8	-	-	1,043.4	**1,075.2**	-	28.5	-	1,491.8	1,520.3
Bank loans and overdrafts	0.5	-	77.3	913.2	**991.0**	1.2	-	397.0	504.6	902.8
Corporate bond	-	-	-	118.2	**118.2**	-	-	-	-	-
Asset backed loan notes	-	-	-	4,486.6	**4,486.6**	-	-	-	3,690.0	3,690.0
Other	80.1	0.7	0.9	-	**81.7**	65.2	1.2	0.8	-	67.2
	112.4	0.7	78.2	6,561.4	**6,752.7**	66.4	29.7	397.8	5,686.4	6,180.3

Interest rate risk

The Group's policy is to maintain floating rate liabilities and match these with floating rate assets, hedging fixed rate assets by the use of interest rate swap or cap agreements.

The rates of interest payable on the loan facilities and on asset backed loan notes issued in the securitisation process are reset quarterly on the basis of LIBOR. The interest rates charged on the Group's variable rate loan assets are determined by reference to, inter alia, the Group's funding costs and the rates being charged on similar products in the market. Generally this ensures the matching of changes in interest rates on the Group's loan assets and borrowings and any exposure arising on the interest rate resets is relatively short term. Forward rate agreements may be used to hedge against any perceived risk of temporary increases in LIBOR rates at month ends.

The fixed rate corporate bond is hedged by use of a long-term interest rate swap agreement until the optional repayment date in 2012. This converts the interest payable to a LIBOR-linked floating rate basis.

In part, the Group's interest rate hedging objectives are achieved by the controlled mismatching of the dates on which instruments mature, redeem or have their interest rates reset. The table overleaf summarises these repricing mismatches. For the purposes of the table, loan assets, borrowings and derivatives are allocated to time bands by reference to the earlier of the next contractual interest rate repricing date and the maturity dates. For those fixed rate loan assets where the customer has contracted to make regular repayments of both capital and interest, the assets have been allocated across the time bands in the table by reference to the contracted repayments. The analysis takes no account of early terminations which are likely to occur in practice. In determining the amount of hedging required, the Group makes assumptions about the level of regular capital repayments and early terminations of its loan assets. The actual interest rate sensitivity will therefore be determined by reference to subsequent customer and management decisions and is expected to be less sensitive than shown.

'Off balance sheet items' shows the notional principal amount of swap agreements.

The table includes short term creditors and debtors.

29. FINANCIAL INSTRUMENTS (continued)

	3 MONTHS OR LESS £m	MORE THAN 3 MONTHS BUT NOT MORE THAN 6 MONTHS £m	MORE THAN 6 MONTHS BUT NOT MORE THAN 1 YEAR £m	MORE THAN 1 YEAR BUT NOT MORE THAN 5 YEARS £m	MORE THAN 5 YEARS £m	NON-INTEREST BEARING £m	TOTAL £m
At 30 September 2005							
Cash at bank and in hand	159.5	-	-	-	-	-	159.5
Investments	285.7	-	-	-	-	-	285.7
Assets subject to non-recourse finance	1,044.5	16.7	37.0	17.8	-	-	1,116.0
Non-recourse finance	(1,075.2)	-	-	-	-	-	(1,075.2)
Loans to customers	3,725.0	60.2	173.9	1,371.6	161.3	5.9	5,497.9
Negative goodwill	-	-	-	-	-	(9.9)	(9.9)
Other assets	-	-	-	-	-	14.3	14.3
Total assets	4,139.5	76.9	210.9	1,389.4	161.3	10.3	5,988.3
Provisions	-	-	-	-	-	(2.8)	(2.8)
Bank loans and overdrafts	(991.0)	-	-	-	-	-	(991.0)
Corporate bond	-	-	-	-	(118.2)	-	(118.2)
Asset backed loan notes	(4,486.6)	-	-	-	-	-	(4,486.6)
Other liabilities	-	-	-	-	-	(81.7)	(81.7)
Shareholders' funds	-	-	-	-	-	(308.0)	(308.0)
Total liabilities and shareholders' funds	(5,477.6)	-	-	-	(118.2)	(392.5)	(5,988.3)
Off balance sheet items	1,259.1	(36.2)	(74.2)	(1,218.7)	70.0	-	-
Interest rate repricing gap	(79.0)	40.7	136.7	170.7	113.1	(382.2)	-
Cumulative gap	(79.0)	(38.3)	98.4	269.1	382.2	-	-

	3 MONTHS OR LESS £m	MORE THAN 3 MONTHS BUT NOT MORE THAN 6 MONTHS £m	MORE THAN 6 MONTHS BUT NOT MORE THAN 1 YEAR £m	MORE THAN 1 YEAR BUT NOT MORE THAN 5 YEARS £m	MORE THAN 5 YEARS £m	NON-INTEREST BEARING £m	TOTAL £m
At 30 September 2004							
Cash at bank and in hand	172.0	-	-	-	-	-	172.0
Investments	230.5	-	-	-	-	-	230.5
Assets subject to non-recourse finance	1,400.2	86.2	53.0	13.1	-	5.2	1,557.7
Non-recourse finance	(1,520.3)	-	-	-	-	-	(1,520.3)
Loans to customers	3,214.6	157.9	340.1	611.8	116.6	51.5	4,492.5
Negative goodwill	-	-	-	-	-	(14.0)	(14.0)
Other assets	-	-	-	-	-	15.6	15.6
Total assets	3,497.0	244.1	393.1	624.9	116.6	58.3	4,934.0
Provisions	-	-	-	-	-	(5.6)	(5.6)
Bank loans and overdrafts	(902.8)	-	-	-	-	-	(902.8)
Corporate bond	-	-	-	-	-	-	-
Asset backed loan notes	(3,690.0)	-	-	-	-	-	(3,690.0)
Other liabilities	-	-	-	-	-	(67.2)	(67.2)
Shareholders' funds	-	-	-	-	-	(268.4)	(268.4)
Total liabilities and shareholders' funds	(4,592.8)	-	-	-	-	(341.2)	(4,934.0)
Off balance sheet items	826.7	(93.3)	(219.7)	(470.2)	(43.5)	-	-
Interest rate repricing gap	(269.1)	150.8	173.4	154.7	73.1	(282.9)	-
Cumulative gap	(269.1)	(118.3)	55.1	209.8	282.9	-	-

29. FINANCIAL INSTRUMENTS (continued)

The Asset and Liability Committee monitors the interest rate risk exposure on the Group's loan assets and asset backed loan notes and ensures compliance with the requirements of the trustees in respect of the Group's securitisations.

All derivative contracts are accounted for as hedges. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures. Set out below is an analysis of these unrecognised gains and losses.

	2005 GAINS £m	2005 LOSSES £m	**2005 TOTAL NET GAINS/ (LOSSES) £m**	2004 GAINS £m	2004 LOSSES £m	2004 TOTAL NET GAINS/ (LOSSES) £m
Unrecognised gains and losses on hedges at 1 October 2004	5.4	(6.2)	**(0.8)**	1.8	(15.8)	(14.0)
Gains and losses arising in previous years that were recognised in the year	(3.4)	0.8	**(2.6)**	(0.6)	2.9	2.3
Gains and losses arising before 1 October 2004 that were not recognised in the year	2.0	(5.4)	**(3.4)**	1.2	(12.9)	(11.7)
Gains and losses arising in the year that were not recognised in the year	8.3	(15.1)	**(6.8)**	4.2	6.7	10.9
Unrecognised gains and losses on hedges at 30 September 2005	10.3	(20.5)	**(10.2)**	5.4	(6.2)	(0.8)
Of which:						
Gains and losses expected to be realised in the year to 30 September 2006	0.9	(4.9)	**(4.0)**	4.1	(1.8)	2.3
Gains and losses expected to be realised in the year to 30 September 2007 or later	9.4	(15.6)	**(6.2)**	1.3	(4.4)	(3.1)
	10.3	(20.5)	**(10.2)**	5.4	(6.2)	(0.8)

Currency risk

All of the Group's assets and liabilities are denominated in sterling with the exception of £1,724.0m (2004: £871.3m) included within 'Asset Backed Loan Notes', which is denominated in euros and £535.2m (2004: £541.5m) included within 'Asset Backed Loan Notes' which is denominated in US dollars. As a condition of the issue of these notes, interest rate and currency swaps were put in place for the duration of the borrowing having the effect of converting the liability to a LIBOR linked floating rate sterling borrowing. As a result the Group has no material exposure to foreign currency risk.

Fair values of financial assets and financial liabilities

Fair values have been determined for all derivatives, listed securities and any other financial assets and liabilities for which an active and liquid market exists. The fair values of cash at bank and in hand, bank loans and overdrafts and asset backed loan notes are not materially different from their book values because all the assets mature within three months of the year end and the interest rates charged on financial liabilities reset on a quarterly basis.

Set out below is a comparison by category of book values and fair values of the Group's derivative financial instruments as at 30 September 2005 and 30 September 2004.

	2005 BOOK VALUE £m	**2005 FAIR VALUE £m**	2004 BOOK VALUE £m	2004 FAIR VALUE £m
Derivative financial instruments held to manage the interest rate profile				
Swaps	**(0.7)**	**(9.7)**	-	0.3
Caps	**1.4**	**0.2**	1.8	0.7
	0.7	**(9.5)**	1.8	1.0

The fair values of the interest rate swaps and caps have been determined by reference to prices available from the markets on which these instruments are traded.

30. RECONCILIATION OF OPERATING PROFIT TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	2005 £m	2004 £m
Operating profit	**76.8**	71.0
Provisions for losses	**15.9**	11.1
Depreciation	**1.3**	1.6
Amortisation of brokers' commissions	**34.9**	37.2
Amortisation of negative goodwill	**(4.1)**	(5.2)
Charge for long-term incentive plan	**1.5**	0.9
Profit on sale of subsidiary	**(0.9)**	-
(Increase) in stock	**(0.1)**	-
Decrease in debtors	**1.0**	0.7
Increase in creditors	**6.0**	12.0
Net cash inflow from operating activities	**132.3**	129.3

31. ANALYSIS OF CASH FLOWS FOR HEADINGS NETTED IN THE CASH FLOW STATEMENT

	2005 £m	2004 £m
(a) Capital expenditure and financial investment		
Net decrease in assets subject to non-recourse funding	**441.2**	800.2
Net increase in loans to customers	**(1,056.4)**	(1,485.2)
Expenditure on other fixed assets	**(1.7)**	(1.0)
Proceeds from sales of other fixed assets	**0.2**	0.2
	(616.7)	(685.8)
(b) Acquisitions and disposals		
Sale of subsidiary undertaking	**2.0**	-
	2.0	-
(c) Financing		
Purchase of shares	**(12.4)**	(2.9)
Exercise of options under ESOP scheme	**2.7**	0.4
Exercise of other share options	**1.5**	1.0
Increase in loans from banks and others	**1,003.7**	1,453.0
(Decrease) in non-recourse financing	**(445.1)**	(765.0)
	550.4	686.5

32. RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	2005 £m	2004 £m
(Decrease)/increase in cash in year	**(11.8)**	21.1
Cash inflow from increase in debt	**(558.6)**	(687.2)
Cash movement from change in liquid resources	**55.2**	85.7
Movement in net debt in year	**(515.2)**	(580.4)
Net debt at 1 October 2004	**(5,710.6)**	(5,130.2)
Net debt at 30 September 2005	**(6,225.8)**	(5,710.6)

33. ANALYSIS OF NET DEBT

	2004 £m	CASH FLOWS £m	**2005 £m**
Cash in hand at bank	172.0	(12.5)	**159.5**
Overdrafts	(1.2)	0.7	**(0.5)**
	170.8	(11.8)	**159.0**
Non-recourse finance	(1,520.3)	445.1	**(1,075.2)**
Debt due after one year	(4,591.6)	(1,003.7)	**(5,595.3)**
		(558.6)	
Other liquid resources	230.5	55.2	**285.7**
Total	(5,710.6)	(515.2)	**(6,225.8)**

34. CAPITAL COMMITMENTS

There were no capital commitments (2004: £nil) contracted but not provided for.

35. FINANCIAL COMMITMENTS

At 30 September 2005 the Group had commitments to make annual payments under operating leases which expire as follows:

	2005 £m	2004 £m
Plant and machinery		
Within one year	**-**	0.1
Land and buildings		
Within one year	**-**	0.1
Between two and five years	**0.6**	0.1
Over five years	**4.5**	4.9
	5.1	5.2

The company had no such commitments.

36. EVENTS OCCURING AFTER THE BALANCE SHEET DATE

On 17 November 2005 the Group issued £1,000.4m of Mortgage Backed Floating Rate Notes through a subsidiary company, Paragon Mortgages (No. 10) PLC, to refinance existing borrowings. The Notes were denominated in sterling, US dollars and euros.

Notice of Annual General Meeting

To all shareholders

NOTICE IS HEREBY GIVEN that the seventeenth Annual General Meeting of The Paragon Group of Companies PLC will be held at the offices of UBS Limited at 1 Finsbury Avenue, London, EC2M 2PP on 9 February 2006 at 10.30 a.m. for the following purposes:

As ordinary business

1 To receive and consider the Company's Accounts for the year ended 30 September 2005 and the Reports of the Directors and the Auditors.

2 To consider and adopt the Report of the Board to the Shareholders on Directors' Remuneration.

3 To declare a dividend.

4 To re-appoint as directors (a) Mr N S Terrington, (b) Mr J A Heron and (c) Mr G A F Lickley (all of whom retire under Article 77).

5 To re-appoint Deloitte & Touche LLP as Auditors and to authorise the directors to fix their remuneration.

As special business

To consider and, if thought fit, to pass resolutions 6 to 9 as ordinary resolutions and resolutions 10 to 12 as special resolutions:

Ordinary Resolutions

6 'THAT the Board be and it is hereby generally and unconditionally authorised (in substitution for all subsisting authorities to the extent unused) to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of £4,171,100 PROVIDED THAT this authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution (unless previously revoked or varied by the Company in general meeting) save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.'

7 'THAT the rules of the Paragon Matching Share Plan (the "MSP") referred to in the Directors' Report and produced in draft to this meeting and for the purposes of identification, signed by the Chairman, be approved and the directors be authorised to make such modifications to the MSP as they may consider appropriate to take account of the requirements of the UK Listing Authority and best practice and to adopt the MSP as so modified and to do all such acts and things as they may consider appropriate to implement the MSP'.

8 'THAT the rules of the Paragon Performance Share Plan (the "PSP") be amended as summarised in the Directors' Report, the amended rules of which are produced to the meeting and signed by the Chairman for the purposes of identification.'

9 'THAT the trustees of any employee benefit trust established for the benefit of employees (including directors) and former employees (and their dependants) of the Group be authorised to hold up to 7.5 per cent of the issued share capital of the Company at any time as summarised in the Directors' Report.'

Special Resolutions

10 'THAT, subject to the passing of resolution 6, the Board be and it is hereby empowered pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the said Act) for cash pursuant to the authority conferred by resolution 6 as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment, PROVIDED THAT this power shall be limited to:

(a) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders and in favour of all holders of any other class of equity security in accordance with the rights attached to such class where the equity securities respectively attributable to the interests of all such persons on a fixed record date are proportionate (as nearly as may be) to the respective numbers of equity securities held by them or are otherwise allotted in accordance with the rights attaching to such equity securities (subject in either case to such exclusions or other arrangements as the Board may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or any stock exchange in any territory or any other matter whatsoever); and

(b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal value of £594,900,

and shall expire upon the renewal of this power or, if earlier, at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Board may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.'

11 'THAT the Company be and is hereby generally and unconditionally authorised for the purposes of Section 166 of the Companies Act 1985 ('the Act') to make one or more market purchases (within the meaning of Section 163(3) of the Act) on the London Stock Exchange PLC of ordinary shares of 10p each in the share capital of the Company ('Ordinary Shares') provided that:-

(a) the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 11,900,000 (representing approximately 10 per cent of the Company's issued ordinary share capital excluding treasury shares);

(b) the minimum price which may be paid for an Ordinary Share is 10p;

(c) the maximum price which may be paid for an Ordinary Share is an amount equal to 105 per cent of the average of the middle market price shown in the quotations for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Ordinary Share is contracted to be purchased;

(d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company; and

(e) the Company may make a contract or contracts to purchase Ordinary Shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of Ordinary Shares in pursuance of any such contract or contracts.'

12 'THAT the Company's Articles of Association be amended with immediate effect:-

(a) by the deletion of the existing Article 146 and the substitution therefor of the following new Article 146:

'146. Subject to the provisions of the Companies Acts but without prejudice to any indemnity to which a director may otherwise be entitled:-

(i) the Company may indemnify any director of the Company against any liability and may purchase and maintain for any director of the Company insurance against any liability; and

(ii) without prejudice to the generality of (i), above, every director or other officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the court, from liability for negligence, default or breach of duty or trust in relation to the affairs of the Company.'

and

(b) by the addition of the following sentence at the end of the existing Article 102:

'The Company may also fund a director's expenditure on defending proceedings as provided in the Companies Acts."

By order of the Board
John G Gemmell
Company Secretary

Registered and Head Office:
St Catherine's Court
Herbert Road
Solihull
West Midlands
B91 3QE

23 November 2005

Registered in England No. 2336032

A member entitled to attend and vote at this meeting may appoint a proxy to attend on his behalf and, on a poll, to vote instead of such member. A proxy need not also be a member of the Company. A proxy form is enclosed for use in connection with the meeting. Proxy forms and any power of attorney or other written authority under which they are executed (or an office or notarially certified copy thereof) should be lodged with the Registrar of the Company at the address shown on the reverse of the proxy form not less than forty-eight hours before the time appointed for the holding of the meeting. The appointment of a proxy will not preclude a shareholder from attending and voting at the meeting.

A copy of the rules of the Paragon Performance Share Plan marked to show the proposed amendments and a copy of the draft rules of the Paragon Matching Share Plan will be available for inspection during normal business hours on any weekday (Saturdays and public holidays excepted) at the offices of New Bridge Street Consultants LLP at 20 Little Britain, London EC1A 7DH from the date of this notice until the date of the meeting and at the place of the meeting from 10.00 a.m. on the date of such meeting until the conclusion thereof.

The register of directors' interests and copies of directors' service contracts will be available for inspection during normal business hours on any weekday (Saturdays and public holidays excepted) at the Registered Office of the Company from the date of this notice until the date of the meeting and at the place of the meeting from 10.00 a.m. on the date of such meeting until the conclusion thereof. The Report and Accounts have been sent to the Company's shareholders.

Biographical details of all directors are provided on page 11.